As Filed with the Securities and Exchange Commission on April 5, 2004
                                                          Registration No.: 333-
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------

                                    FORM S-2
                             Registration Statement
                        Under The Securities Act of 1933
                             -----------------------

                               YDI Wireless, Inc.
             (Exact name of registrant as specified in its charter)

               Delaware                                     04-2751645
   (State or other jurisdiction of                       (I.R.S. Employer
    incorporation or organization)                      Identification No.)
                                 -----------------------

                                8000 Lee Highway
                             Falls Church, VA 22042
                                 (703) 205-0600
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Robert E. Fitzgerald
                             Chief Executive Officer
                               YDI Wireless, Inc.
                                8000 Lee Highway
                             Falls Church, VA 22042
                                 (703) 205-0600
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              with a copy sent to:
                             David L. Renauld, Esq.
                               YDI Wireless, Inc.
                            20 Industrial Drive East
                            South Deerfield, MA 01373
                                 (413) 665-8551
                           --------------------------

     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]
     If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                         -------------------------------
                         CALCULATION OF REGISTRATION FEE
=================================================================================================================================
                                                                Proposed Maximum     Proposed Maximum
                                            Amount of Shares   Offering Price per   Aggregate Offering   Amount of Registration
   Title of Securities to be Registered     to be Registered       Share (1)            Price (1)                 Fee
---------------------------------------------------------------------------------------------------------------------------------
 Common stock, par value $0.01 per share        500,000              $3.88              $1,937,500                $246
=================================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended and based upon (i) $3.88, the average of the closing bid and ask prices of the YDI common stock as reported on the OTC Bulletin Board on March 31, 2004, and (ii) the amount of shares of YDI common stock being registered.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. Our selling stockholder may not sell these securities until that registration statement becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                    SUBJECT TO COMPLETION DATED APRIL 5, 2004

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                8000 Lee Highway
                             Falls Church, VA 22042

                         500,000 SHARES OF COMMON STOCK


     The shares of our common stock covered by this prospectus may be sold from time to time by the stockholder specified in this prospectus or its pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of our common stock by the selling stockholder.

     The prices at which the selling stockholder may sell these shares has not been determined at this time and will be determined in the future by the prevailing market for the shares or the terms of any negotiated transactions.

     Our common stock is traded on the over-the-counter market and is quoted on the OTC Bulletin Board under the symbol "YDIW." On April 2, 2004, the last reported sale price of our common stock on the OTC Bulletin Board was $3.90 per share. The shares of common stock offered by this prospectus represent about 3.5% of our issued and outstanding common stock as of March 31, 2004.

     AN INVESTMENT IN THE SHARES OFFERED BY THIS PROSPECTUS ENTAILS A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is April ___, 2004.

                                                           ii
                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY.................................................          1
RISK FACTORS.......................................................          2
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION.........          17
USE OF PROCEEDS....................................................          18
DETERMINATION OF OFFERING PRICE....................................          18
SELLING STOCKHOLDER................................................          18
PLAN OF DISTRIBUTION...............................................          19
DESCRIPTION OF CAPITAL STOCK.......................................          20
CONTEMPLATED MERGER................................................          22
RECENT LEASE.......................................................          23
LEGAL MATTERS......................................................          23
EXPERTS............................................................          23
INFORMATION INCORPORATED BY REFERENCE..............................          23
ADDITIONAL INFORMATION.............................................          23
WHERE YOU CAN FIND MORE INFORMATION................................          24
INDEX TO FINANCIAL STATEMENTS......................................         F-1

                               PROSPECTUS SUMMARY

      The following summary highlights certain information contained throughout this prospectus. It is not complete and may not contain all of the information that you should consider before investing in the securities offered by this prospectus. To understand this offering fully, you should read this entire prospectus carefully, including the risk factors. Before you make your investment decision, you should also carefully read our annual report on Form 10-K for our fiscal year ended December 31, 2003, as amended to date and all other SEC reports and filings provided with this prospectus.

The Company                               manufacture and sell the Link EX, Link
                                          4X and RAN products. In May 2001,
     YDI provides broadband, or           Young Design purchased Zeus Wireless,
high-speed, wireless access products      Inc., a manufacturer of low speed
and access cards both in the United       wireless data equipment.
States and internationally. Our
systems enable service providers,              Our principal executive offices
enterprises and governmental              are located at 8000 Lee Highway, Falls
organizations to deliver high-speed       Church, VA 22042, and our telephone
data connectivity enabling a broad        number is (703) 205-0600.
range of applications. We believe our
fixed wireless systems address the        The Offering
growing need of our customers and
end-users to rapidly and cost                  This offering includes 500,000
effectively deploy high-speed             shares of our common stock, all of
communication networks. Our goal is to    which is outstanding as of the date of
offer reliable wireless data equipment    this prospectus. These shares are the
with improved range, performance and      shares we issued to a single
ease of use.                              accredited investor in a private
                                          placement in December 2003. The prices
     YDI is the result of a merger        at which the selling stockholder may
consummated on April 1, 2003 between      sell these shares has not been
Telaxis Communications Corporation        determined at this time and will be
("Telaxis") and Young Design, Inc.        determined in the future by the
("Young Design"). Telaxis was a           prevailing market for the shares or
publicly traded company that focused      the terms of any negotiated
on developing high capacity millimeter    transactions. See "PLAN OF
wave wireless products. Young Design      DISTRIBUTION" for more information.
was a privately held company that
developed, produced, and sold wireless    Use of Proceeds
data products, primarily in microwave
frequencies. Subsequent to the merger,         We will not receive any proceeds
the company effected a 1 for 100          from the sale of the shares of our
reverse stock split followed by a 25      common stock offered by this
for 1 forward stock split,                prospectus. See "USE OF PROCEEDS" for
re-incorporated in Delaware, and          more information.
changed its name to YDI Wireless, Inc.
                                          Risk Factors
     Prior to its merger with Telaxis,
Young Design had grown through a               An investment in our stock
combination of organic growth and         involves a high degree of risk. See
acquisitions. In March 2003, Young        "RISK FACTORS" for more information.
Design acquired certain assets and
licensed technologies to permit it to
manufacture and sell the Link CX
product. In May 2002, Young Design
acquired certain assets and licensed
technology to permit it to

                                  RISK FACTORS

     An investment in our common stock is subject to many risks. You should carefully consider the risks described below, together with all of the other information included or incorporated by reference into this prospectus, including the financial statements and the related notes, before you decide whether to purchase shares of our common stock. Our business, operating results, and financial condition could be harmed by any of the following factors. The trading price of our common stock could decline due to any of these factors, and you could lose all or part of your investment.

     Cautionary Statements relating to Contemplated Merger with Phazar

     o Our contemplated merger with Phazar may not be completed due to the conditions to completion set forth in the merger agreement. On October 30, 2003, we announced a definitive merger agreement to acquire Phazar Corp. There can be no assurance whatsoever that this acquisition or any other combination transaction between us and Phazar will be consummated. Completion of this merger is subject to a number of conditions set forth in the merger agreement, including:

          o    obtaining the approval of Phazar's stockholders,

          o having the registration statement relating to the shares we would issue in the merger to the Phazar stockholders declared effective by the Securities and Exchange Commission,

          o obtaining all necessary state "blue sky" law and other approvals, waivers, consents, or exemptions,

          o having less than 10% of Phazar's stockholders able to exercise dissenters' rights after the Phazar stockholders meeting,

          o continued accuracy of the representations and warranties contained in the merger agreement, and

          o there being no material adverse change to the properties, assets, financial condition, or results of operations of us or Phazar.

     There can be no assurance that these conditions to closing will be satisfied. If the conditions are not satisfied and/or waived, the merger will not occur or will be delayed and we may lose some or all of the intended benefits of the merger.

     o We and Phazar may waive one or more of the conditions to the merger without resoliciting stockholder approval for the merger. Each of the conditions to our and Phazar's obligations to complete the merger may be waived, in whole or in part, to the extent permitted by applicable law, by us and Phazar. If the board of directors of Phazar determines a waiver is not sufficiently material to warrant resolicitation of the Phazar stockholders, they will have the discretion to complete the merger without seeking further stockholder approval.

     o Our contemplated merger with Phazar may be terminated due to lack of completion within the time period set forth in the merger agreement. Our merger agreement with Phazar provides that either we or Phazar can terminate that agreement without penalty if the merger is not completed by June 1, 2004 (so long as the terminating party has not breached the agreement). There can be no assurance that we will be able to complete the merger by June 1, 2004. As a result, either party may be able to terminate the agreement on and after June 2, 2004. If the merger agreement is terminated, the merger would not occur and we would lose the intended benefits of the merger.

     o Failure to complete the merger with Phazar could cause our stock price to decline. If the merger is not completed for any reason, our stock price may decline. For example, our stock price could decline because the current market price may reflect a market assumption that the merger will be completed and the profitable Phazar operations will be added to our current operations. As another example, the stock price could decline because the failure of this merger to close could cast doubt on our ability to execute on our stated strategy of growing our business by selected acquisitions and business combinations.

     o Sales of our products could be inhibited if the pending merger with Phazar disrupts customer or partner relationships. The pending merger may have the effect of disrupting customer or partner relationships. Our customers or potential customers may delay or alter their buying patterns during the pendency of, and following, the merger. By increasing the breadth of our business, the merger may make it more difficult for us to enter into relationships with customers and strategic partners, some of whom may view the combined company as a more direct competitor than us as a stand-alone company. Any significant delay or reduction in orders for our products could cause sales of our products to decline.

     o We may not realize the intended benefits of the merger with Phazar, which may have a material adverse effect on our business and financial condition. The combined company will need to overcome significant challenges in order to realize any benefits or synergies from the merger, including integrating the operations of the two companies, retaining existing customers of both companies and attracting additional customers, retaining strategic partners of each company and attracting new strategic partners, and creating uniform standards, controls, procedures, policies, and information systems. These processes may be difficult, unpredictable, and costly.

          For example, our headquarters location in Falls Church, Virginia and Phazar's location in Mineral Wells, Texas could make it harder to integrate the companies given the geographic distance between the facilities and possible cultural differences in the different parts of the country. This geographic separation may also make it harder to efficiently achieve the desired use of Phazar's facilities for manufacturing, servicing, and supporting our current products and customers. Further, the two companies currently use different internal financial accounting systems which may be difficult to integrate. Also, the Phazar sales personnel are used to selling to primarily governmental buyers while our sales personnel are used to selling to primarily commercial buyers. It may be difficult to integrate these different sales styles and approaches and to achieve sales synergies from combining the companies. Our products and Phazar's products generally address different segments of the wireless communications market and may require different skills and capabilities for marketing, sales, and customer support. As a result, the combined company may not realize significant benefits from combining the product lines. There can be no assurance that we would be able to sell our current products to Phazar's current customers or vice versa. There may also be adverse impacts on the existing sales forces' abilities to sell their existing products.

          The combined company may not succeed in addressing these risks or any other problems encountered in connection with the merger. If we cannot successfully integrate the companies' operations, products, and personnel, we may not realize the expected benefits of the merger, which could adversely affect the combined company's business and financial condition.

     o Integrating our operations with Phazar's may divert management's attention away from the day-to-day operations of the combined company. Integration of our operations, products, and personnel may place a significant burden on management and the internal resources of the combined company. For example, our headquarters are located in Falls Church, Virginia while Phazar is located in Mineral Wells, Texas. This geographic separation means that our management may have to spend more time traveling. Also, our management and other personnel will need to spend time reconciling the different employee benefits that we and Phazar offer to our employees and possible cultural differences. Further, we will need to integrate financial reporting systems, inventory systems, quality systems, and ordering procedures, among other items, or enable the continued separate operation of some or all of these functions. The diversion of management's time and attention and any difficulties encountered in the transition and integration process could harm the combined company's business.

     o The merger with Phazar may cause us to lose key employees, which could diminish the benefits of the transaction to us. To be successful and achieve the intended benefits of the merger, we must retain, assimilate, and motivate executives and other key employees, including those in managerial, technical, sales, and marketing. We expect to need the skills of Phazar employees to continue to sell, manufacture, and support the Phazar products, which are different from our current products. Also, the typical Phazar customers are governmental, a type of customer with which we have little experience. We would like to benefit from the experience and relationships that the Phazar sales personnel have developed in working with this type of customer. Some employees may find that the total or specific benefits offered to them by the combined company are less than they previously enjoyed. Employee retention may also be challenging after the merger due to possible cultural conflicts between the companies and because employees of ours and Phazar will likely experience uncertainty about their future role with the combined company until strategies with regard to the combined company are announced or executed. As a result of these factors, employees may not remain with the combined company. If a significant number of employees depart, the company's business will suffer.

     o The merger with Phazar will result in significant costs, whether or not it is completed. Our transaction costs for the merger are estimated at approximately $120,000. These costs are expected to consist primarily of fees for attorneys, accountants, and financial printers, as well as filing fees and mailing costs. Most of these costs will be incurred whether or not the merger is completed. In addition, if the merger agreement is terminated under specified circumstances relating to superior acquisition proposals, either party may be obligated to pay a $300,000 termination fee.

     o The market price of our common stock may decline as a result of the merger with Phazar. The market price of our common stock after the merger with Phazar may decline as a result of the merger for a number of reasons, including the combined company being an unprofitable combination of two formerly profitable companies, the combined company having more stock in its public float than the current limited amount in our public float, our inability to address the integration challenges described above in a timely and efficient manner, and if we do not achieve the intended or perceived benefits of the merger, including those that we have discussed publicly such as broader product offerings, customer diversification, and broader operating capabilities, as rapidly or to the extent anticipated by financial analysts, industry analysts, or investors.

     Cautionary Statements relating to Our Business and Operations

     o We are a defendant in pending stockholder litigation that could materially and adversely affect our business. We are a party to four purported securities class action lawsuits. These lawsuits relate to the underwriters' alleged unlawful activities in connection with our initial public offering in February 2000. The lawsuits have been assigned along with approximately 1,000 other lawsuits making substantially similar allegations against hundreds of other publicly traded companies and their public offering underwriters to a single federal judge for consolidated pre-trial purposes. A tentative settlement of these lawsuits has been reached between the plaintiffs and affected companies. However, there can be no assurance that this or any other settlement will be consummated. These lawsuits are at an early stage and involve substantial uncertainty and, accordingly, we cannot predict the outcome. Defending lawsuits of this nature can be a lengthy and expensive process, and we may not prevail. Even if we prevail or the action is settled, the costs associated with these lawsuits could be substantial. In addition, these lawsuits could have other material adverse impacts on us, such as management distraction, adverse publicity, and adverse reaction from the financial markets, from our customers, or from actual or potential strategic partners. The difficulties and uncertainties relating to these lawsuits very likely may be increased and complicated because of the large number of pending similar cases and other parties involved. The outcome of these lawsuits could materially compromise our ability to continue to operate our business.

     o We have elected to participate in a proposed settlement of this pending stockholder litigation, but there can be no assurance that this settlement will be consummated. In June 2003, we elected to participate in a proposed settlement agreement with the plaintiffs in the pending stockholder litigation. The proposed settlement does not provide for the resolution of any claims against the underwriter defendants. Consummation of the proposed settlement is conditioned upon, among other things, negotiating, executing, and filing with the court final settlement documents and final approval by the court. Given the number of companies and attorneys involved in these proceedings, we expect that any consummation of this settlement will be a lengthy process. There can be no assurance that this settlement will be consummated.

     o Proceeds under our directors' and officers' insurance policies may be unavailable or insufficient to cover our exposure under the proposed settlement of the pending stockholder litigation. The proposed settlement provides that the insurers of the participating issuer defendants will guarantee that the plaintiffs will recover at least $1 billion from the underwriter defendants. Any amounts necessary to fund that guarantee would come from participating issuers' directors and officers liability insurance policy proceeds as opposed to funds of the participating issuer defendants themselves. However, we could be required to contribute to the costs of the settlement if our insurance coverage were insufficient to pay our allocable share of the settlement costs. We have a total of $15 million in directors and officers insurance coverage applicable to this litigation. We currently believe that this insurance coverage would be sufficient to cover our allocable share of the settlement costs. However, the insurance proceeds may be unavailable if the companies issuing those policies experience financial difficulties or are otherwise unable to pay under those policies. Also, there can be no assurance that proceeds under those policies would be sufficient to cover our exposure under the settlement.

     o The continuing uncertainty in the telecommunications industry and the global economy is adversely affecting our sales due in part to our being a smaller, younger company. In the past few years, the overall economic climate in the United States and many other parts of the world has declined. Telecommunication equipment markets specifically have experienced a severe downturn. This downturn has resulted in our customers having less capital available from capital markets, and less willingness to spend internal capital, to purchase equipments such as ours. As a result, potential customers may be less willing to spend their limited budgets on products from us, a relatively small, young company that may not survive the economic downturn. Because we do not have the financial resources or name recognition of larger companies, this downturn may adversely affect the growth and stability of our business and our financial condition and results of operations.

     o The continuing uncertainty in the telecommunications industry has caused us to maintain tight credit limits, which may be adversely affecting our sales. Many of our potential customers have faced or are facing financial difficulties due to the industry-wide uncertainty and depressed conditions. As a result, we have maintained what we believe to be stringent policies concerning the extension of credit to potential customers. We believe that these tight credit policies may be limiting our sales. As a result, we may loosen our credit policies, which may increase our sales but may also increase the likelihood of having bad debts from customers who can't or won't pay.

     o Given the relatively small size of many of our customers, they may not be able to pay for the products they purchase from us in the time period we expect or at all. We are subject to credit risk in the form of trade accounts receivable. We could face difficulties in receiving payment in accordance with our typical policies allowing payment within 30 days. Many of our customers are new and smaller service providers which do not have the financial resources of existing, larger service providers. Any delay, inability, or refusal to pay for purchases of our products may materially adversely affect our business. Difficulties of this nature have occurred in the past, and we believe they will likely occur in the future.

     o The WLAN equipment industry in which we principally operate is intensely competitive which could negatively impact our financial results. The telecommunications equipment industry in which we operate is intensely competitive. Most of our products are in a portion of the telecommunications equipment industry generally referred to as WLAN. Competition is intense in this industry for a number of reasons. For example, there are relatively few barriers to entry in this market. Also, this industry has attracted substantial media and other attention in recent months in part due to the ability of this equipment to provide broadband Internet connectivity simply, quickly, and efficiently. These same reasons, among others, have caused a number of companies to develop products that compete (or could be viewed as competing) with ours. This large number of companies offering products that may be perceived to be similar or even interchangeable with our products can have the effect of reducing the prices at which we are able to sell our products. In turn, this can reduce our gross margins and negatively impact our general financial results.

     o We face substantial competition from a number of larger companies with substantially greater resources and longer operating histories, and we may not be able to compete effectively. Many of our competitors or perceived competitors offer a variety of competitive products and services and some may offer broader telecommunications product lines. These companies include Proxim, Alvarion, Cisco, Alcatel, Stratex Networks, Ceragon, Nokia, Samsung, and Harris Corporation. Additionally, our FiberLeapTM products must compete with the existing and new fiber optic infrastructure and suppliers in the United States and elsewhere. Many of these companies have greater customer recognition, installed bases, financial resources, and sales, production, marketing, manufacturing, engineering, and other capabilities than we do.

     o We also face competition from private and start-up companies given the limited barriers to entry in our business. We face actual and potential competition not only from established companies, but also from start-up and other private companies that are developing and marketing new commercial products and services. Most of the products we sell are based on standards established by the Institute of Electrical and Electronics Engineers (IEEE) that require interoperability. Also, there are not substantial technical development difficulties, manufacturing difficulties, prohibitive intellectual property rights, or high business start-up costs that may create greater barriers to entry in other businesses. As a result, there are not significant barriers to entry into a number of markets we serve. This lack of barriers and the perceived attractiveness of some of these markets, among other reasons, have resulted in private companies entering these markets. These private companies include Vivato, Trapeze, Colubris Networks, and Trango Broadband.

     o We may experience difficulty in distinguishing our products from other WLAN products which may reduce our sales and gross margins. We believe that some products in the Wi-Fi business in which we primarily operate have become commodities in which there is intense price competition, and we believe that trend will continue and intensify. We need to carefully and clearly distinguish our products from competing products and technologies that may be able to provide wireless broadband access or connectivity. Points of distinction include operating range of our products, remote management and monitoring capabilities, durability and robustness of our products, data rate transmission capabilities of our products, ease and speed of installation of our products, markets served by our products, cost of our products, security and interference issues, and value proposition of our products for our customers. Failure to distinguish our products for our customers, investors, and others could hinder market acceptance of our products, delay our obtaining customers for our products, force reductions in contemplated sales prices of our products, and reduce our overall sales and gross margins.

     o Potential customers may view price as the primary differentiator between our products and products of our competitors, which could reduce the price at which we can sell our products and negatively impact our financial results. Because products in our WLAN business have to comply with specific public standards, at times potential customers may perceive there to be little other than price to differentiate our products from products of a competitor. This intense customer focus on pricing can have the effect of reducing the prices at which we are able to sell our products. In turn, this can reduce our gross margins and negatively impact our general financial results.

     o Alternative broadband connectivity technologies may have advantages over our products and make our products less attractive to customers. A number of competing technologies may be able to provide high-speed, broadband access or connectivity. These competing technologies include digital subscriber lines, hybrid fiber coaxial cable, fiber optic cable, T-1/E-1 and other high-speed wire, laser (also known as free space optics), satellite, and other point-to-multipoint wireless and point-to-point wireless technologies. Some of these technologies may have advantages over our products, such as lower cost, greater range, better security, and greater current market acceptance.

     o New broadband connectivity technologies may be developed that have advantages over our products and make our products less attractive to customers. New products or new technologies may be developed that supplant or provide lower-cost or better performing alternatives to our products. For example, the majority of products we sell are based on the IEEE 802.11b standard. We believe products are being developed based on the IEEE 802.11a/b/g and 802.16 standards which may have advantages over products based on the IEEE 802.11b products, such as greater data transmission capabilities and longer range.

     o We are selling into a market that has a broad range of desired product characteristics and features which may make it difficult for us to develop products that will address a broad enough market to be commercially viable. We are selling into a market place that is experiencing a convergence of competing technologies. The market that we currently serve is experiencing a convergence of voice driven telecommunications methodology and data centric networking based methodology. As a result there exists a divergence of product requirements and corporate cultures for our customers and even within the same customer. Typically, established telecommunications providers desire extremely robust products with the expectation of a relatively long effective life. Networking providers on the other hand are looking for optimal performance at any given time with the assumption that they will be upgrading the equipment again in several years and therefore are extremely cost sensitive. In addition, established telecommunications providers seek products that fit into their existing networks (T-1, E-1, OC-3, OC-12 interfaces and data rates) while networking based providers prefer ethernet interfaces and data rates. If we are unable to satisfy one or more of the requirements of our current and prospective customers, we may lose, or fail to gain, meaningful market share.

     o We may not develop products for the portions of the broadband connectivity and access markets that grow. Predicting which segments of the broadband connectivity and access markets will develop and at what rate these markets will grow is difficult. We may needlessly spend money and resources developing products for a market that does not develop. On the other hand, we may miss market opportunities if we fail to act promptly and decisively to develop new products. Our business, financial condition, and results of operations will be materially adversely affected if we develop the wrong product or miss market opportunities.

     o Our sales may decline if we are unable to keep pace with rapid technological changes and industry standards. Our ability to succeed in our competitive market will depend upon successful development, introduction, and sale of new products and enhancements on a timely and cost-effective basis in response to changing customer requirements and competitors' product developments. We may not be successful in selecting, developing, manufacturing, and marketing new products or enhancements which could adversely affect our sales.

     o We believe that the prices for our products will decline over time which could hurt our financial results. We believe that average selling prices for our products will tend to decline from the point at which a product is initially priced and marketed. Reasons for this decline may include the maturation of such products, the effect of volume price discounts in existing and future contracts, technology changes, and the intensification of competition, including from lower-cost foreign suppliers. This price decline could hurt our financial results.

     o The expected price decline of our products will hurt our financial results unless we are able to offset those declines with cost savings or new product introductions. We will attempt to offset expected price declines of our products by reducing our product costs and non-product costs and by introducing new products with higher gross margins. If we are unable to offset declining selling prices by reducing direct materials and manufacturing expenses, our gross margins will decline. If we cannot develop new products in a timely manner or we fail to achieve increased sales of new products at higher gross margins, our revenue and gross margins may decline.

     o Our plans to continue to introduce new products will require capital and other investments that may not be recovered. We devote significant resources to the development and marketing of new products and technologies and expect to continue to do so. These investments include facilities, equipment, inventory, personnel, and other items to develop and produce these products and to provide marketing, sales, service and support, and administration organizations to service and support these products. We anticipate many of these commitments and expenditures would be made in advance of realization of increased sales, which may not occur. If sales do not increase as expected, our gross margins and general financial performance would be adversely affected.

     o Our financial results have fluctuated significantly, and we expect the fluctuations will continue for a variety of reasons, many of which are out of our control. Our quarterly financial results have fluctuated significantly for a number of reasons including the combination of Telaxis and Young Design in April

          2003; our limited long-term commitments from customers; the receipt of significant customer orders; timing of obtaining customers for any new products we may introduce; the mix of our product sales; our manufacturing capacity constraints and our ability to fulfill orders; our inability to obtain components in the quantities we need; new product introductions by us or by our competitors; seasonal factors that may affect capital spending by customers; and general economic conditions. We expect that many of these and other factors will continue to affect our business and will cause our financial results to fluctuate in the future.

     o Our past acquisition activity and contemplated future acquisition activity contributes to the difficulty in predicting our future financial performance. The combination of Telaxis and Young Design in April 2003 resulted in changes in our financial performance. The historically unprofitable financial results of Telaxis caused the operating results of the combined company to be unprofitable in the second quarter of 2003. However, the combined company's balance sheet at the end of the second quarter 2003 was stronger given the addition of the Telaxis assets. We have stated our intention to make selected acquisitions from time to time and, therefore, expect that our future acquisition activity will contribute to fluctuations in our financial results and to difficulties in predicting our financial performance.

     o The fact that we receive few long-term purchase commitments from customers contributes to the difficulty in predicting our future financial performance. Due to the nature of our products, we generally have a very short time between receiving an order and shipping the order. Very few of our customers provide us with long-term purchase commitments. As a result, we generally have a relatively low backlog and have limited visibility of sales going forward. This lack of visibility contributes to the difficulty in predicting our future financial performance by us, financial analysts, and investors.

     o Receipt of significant customer orders have caused our financial results to fluctuate and contribute to the difficulty in predicting our future financial performance. At times, we have received significant orders from customers that have caused our financial results to fluctuate. For example, we received a large order that was fulfilled in the third quarter of 2003 that contributed positively to the financial results of that quarter. We expect that at times we will get similar significant orders in the future which could cause significant fluctuations in sales, gross margins, and operating results. These fluctuations contribute to the difficulty in predicting our future financial performance by us, financial analysts, and investors.

     o Difficulties in obtaining the components we need to manufacture our products have caused our financial results to fluctuate and contribute to the difficulty in predicting our future financial performance. In the third and fourth quarters of 2003, we were unable to obtain sufficient components to manufacture certain of our products. We believe this shortage had a negative impact on our revenue and financial results for the fourth quarter of 2003 and may have a negative impact on our revenue and financial results for the first quarter of 2004. Given the number of components in our products, the age of some of our products, and the limited number of suppliers of some of these components, we may experience similar component shortages from time to time in the future. These shortages could contribute to fluctuations in our financial results and to the difficulty in predicting our future financial performance.

     o We cannot predict whether we will continue as a profitable company, which could adversely affect our ability to continue as a going concern and our stock price. We announced profitable financial results for our two most recently completed financial quarters. However, we may not be profitable in the future. Our revenue declined substantially in the fourth quarter of 2003 from our revenue in the third quarter of 2003. We have made no predictions concerning our future profitability or lack of profitability. Our failure to maintain profitability may affect our ability to continue as a going concern and cause the market price of our stock to decline or prevent it from rising.

     o Our business depends on continued demand for broadband connectivity and access. The future success of our business is dependent in part upon the continued and increasing demand for high-speed, broadband connectivity and access, particularly with regard to the Internet, and for high-speed telecommunications products. The markets for such services may not grow at all or as expected.

     o We depend on our senior employees who are extensively involved in many aspects of our business, and our business would likely be harmed if we lose their services and cannot hire additional qualified personnel. Particularly because we are a relatively small company, our future operating results depend in significant part upon the continued contributions of senior management and key sales and technical personnel, many of who would be difficult to replace. Future operating results also depend upon the ability to attract and retain qualified management, sales, and technical personnel. Competition for these personnel is intense, and we may not be successful in attracting or retaining them. Only a limited number of persons with the requisite skills to serve in these positions may exist, and it may be difficult for us to hire the skilled personnel we need. To date, we generally have not experienced significant difficulty in attracting and retaining qualified personnel, but there can be no assurance we will not experience difficulty in the future.

     o We have no key-man life insurance on any of our executive officers or other employees. Loss of the services of any of our key executive officers or other key employees could have a material adverse effect on our business, financial condition, and results of operations. The lack of key man insurance means that we would receive no insurance proceeds to buffer any such adverse effects.

     o We do not currently have a succession plan in place. We currently do not have a succession plan in place if our Chief Executive Officer were to become unable to perform his responsibilities due to illness, injury, termination of service, or other reasons. Loss of the services of our Chief Executive Officer could have a material adverse effect on our business, financial condition, and results of operations. Lack of a succession plan could exacerbate our difficulties in overcoming the issues created by the loss of services of our Chief Executive Officer due to uncertainty and responsibility transition issues.

     o Our limited internal manufacturing capacity makes us dependent on contract manufacturers, which could harm our sales and damage our reputation. Our internal manufacturing capacity, by design, is limited. We currently expect to rely on contract manufacturers to provide manufacturing of our complete products, components, and subassemblies. Our failure to obtain satisfactory performance from any contract manufacturers could cause us to fail to meet customer requirements, lose sales, and expose us to product quality issues. In turn, this could damage relationships with customers and have a material adverse effect on our reputation, business, financial condition, and results of operations.

     o We may be unable to engage contract manufacturers to manufacture our products which could force us to increase our internal manufacturing capacity. The technical nature of our products, the wide variety of our products, and the current uncertainty and historical fluctuation in our business may make contract manufacturers unwilling or reluctant to manufacture products for us at all or on acceptable terms. It may be difficult and time-consuming to engage a third-party manufacturer or manufacturers. If we are unable to engage a third-party manufacturer or manufacturers, we may have to increase our internal manufacturing capability. We may be unable to do so at all or without significant expense.

     o Because many of our components or products are provided by limited or single-source suppliers, we may not be able to obtain sufficient quantities to meet our business needs. Many of the components, subassemblies, and services necessary for the manufacture of our systems are obtained from a sole supplier or a limited group of suppliers. We generally do not have any committed long-term supply agreements with these vendors. We have from time to time experienced an inability to obtain an adequate supply of required components and subassemblies. For example, in the third and fourth quarters of 2003, we were unable to obtain sufficient components to manufacture certain of our products. Our inability to obtain these components in the quantities and at the times we desire could halt production, reduce our ability to meet customer demands, and reduce our sales.

     o Because many of our components or products are provided by limited or single-source suppliers, we may not be able to obtain sufficient quantities at prices to make our products profitably. Many of the components, subassemblies, and services necessary for the manufacture of our systems are obtained from a sole supplier or a limited group of suppliers. Our inability to obtain these items at the prices we desire could hurt our sales and lower our margins.

     o Our inability to receive sufficient quantities of limited or single source components or products could make us develop alternative sources, which could reduce our sales and may be time consuming and expensive if it can be done at all. In the event of a reduction or interruption in the supply of a key component, we may have to develop alternative sources for the component. We may not be able to locate an alternative supplier of certain products or components at all or at acceptable prices. Our inability to develop alternative sources for components could result in delays or reductions in product shipments, increase our costs, and reduce or eliminate our profit margins. Even if we are successful at developing alternative sources, a significant amount of time could be required to receive an adequate flow of components from the alternative source.

     o Our inability to receive sufficient quantities of limited or single source components or products could make us reconfigure our products, which could reduce our sales and may be time consuming and expensive if it can be done at all. In the event of a reduction or interruption in the supply of a key component, we may have to reconfigure our products to work with different components. Reconfiguration of our products to adapt to new components could entail substantial time and expense. We may be unable to reconfigure our products to work with new components. Even if we are successful at reconfiguring our products, a significant amount of time could be required to receive an adequate flow of replacement components.

     o Our reliance on limited or single-source suppliers makes us vulnerable to difficulties at those suppliers. The production of our products is vulnerable to production difficulties, quality variations, work stoppages, acts of God such as weather and fire, and other events beyond our control at our suppliers. All of these events could adversely affect the cost and timely delivery of our products.

     o Failure to maintain adequate levels of inventory could result in a reduction or delay in sales and harm our results of operations. In a competitive industry such as the wireless telecommunications equipment industry, the ability to effect prompt turnaround and delivery on customer orders can make the difference in maintaining an ongoing relationship with our customers. This competitive market condition requires us to keep inventory on hand to meet such market demands. Given the variability of customer requirements and purchasing power, it is difficult to predict the amount of inventory needed to satisfy demand. If we over- or under-estimate inventory requirements to fulfill customer needs, our results of operations could be adversely affected. If market conditions change swiftly, it may not be possible to terminate purchasing contracts in a timely fashion to prevent excessive inventory increases. In particular, increases in inventory could materially adversely affect operations if such inventory is ultimately not used or becomes obsolete. To date, we do not believe that we have materially over-estimated or under-estimated our inventory requirements.

     o Our failure to effectively manage our recent and anticipated future growth could strain our management, infrastructure, and other resources and adversely affect our results of operations. We expect our recent and anticipated future growth to present management, infrastructure, systems, and other operating issues and challenges. These issues include controlling expenses, the development, introduction, marketing, and sales of new products, the development and application of consistent internal controls and reporting processes, the integration and management of a geographically and ethnically diverse group of employees, and the monitoring of third-party manufacturers and suppliers. Any failure to address these issues at a pace consistent with our business could cause inefficiencies, additional operational expenses and inherent risks, greater risk of billing delays, inventory write-downs, and financial reporting difficulties.

     o Difficulties in reducing our operating expenses could harm our results of operations. A material portion of our operating expenses is fixed. For example, approximately $1.1 million of our $2.7 million in operating expenses in the fourth quarter of 2003 (approximately 40%) were fixed expenses. We expect this percentage to increase in 2004. If we experience a material reduction or delay in sales, we may find it difficult to reduce our operating expenses on a timely basis. Difficulties of this nature would adversely affect our financial condition and harm our operating results.

     o We typically permit flexible purchase order changes that may adversely affect our margins and operating results. We have typically permitted purchase orders to be modified or canceled with limited or no penalties. Any inability or failure to reduce actual costs or cancel supplier and contract manufacturing commitments in response to a customer modification or cancellation could adversely affect our gross margins and operating results.

     o Our business and financial results could be adversely affected by warranty claims. Products as complex as ours frequently contain undetected errors or defects, especially when first introduced or when new versions are released. This is especially a concern for us given our anticipated continuing introduction of new products. The occurrence of such errors or defects could result in products being returned under warranty for repair or replacement with us having to bear the associated expense. Although we maintain what we believe to be appropriate overall warranty reserves based on historical repair occurrences, an unanticipated high repair occurrence related to a specific product or number of products could make the reserves inadequate at any specific time and adversely affect our financial results.

     o Our business and financial condition could be adversely affected by product liability claims. Products as complex as ours frequently contain undetected errors or defects, especially when first introduced or when new versions are released. This is especially a concern for us given our anticipated continuing introduction of new products. The occurrence of such errors or defects could result in product liability claims being brought against us. Although we have not had any material product liability claims brought against us to date, such claims may be brought in the future and could adversely affect our financial results.

     o Our international business activities expose us to a number of risks not present in our United States operations, which we have little experience addressing. Our international business activities may carry additional risks and difficulties, including complying with complex foreign laws and treaties applicable to doing business and selling our products in other countries; availability of suitable export financing; timing and availability of export licenses; tariffs and other trade barriers; difficulties in staffing and managing foreign operations; difficulties in complying with foreign customs and general ways of doing business; and political and economic instability which may be more pronounced in less-developed areas. We have little experience in facing many of these issues and may not be able to address the issues in a manner to enable us to expand our international sales and operations.

     o Because of international sales and operations, we may be exposed to currency risk that could adversely affect our financial condition and results of operations. Some of our sales to date have been made to customers located outside the United States, and we expect that some of our future sales will continue to be to customers outside the United States. Historically, our international sales have been denominated in United States dollars. For international sales that are denominated in United States dollars, a decrease in the relative value of foreign currencies could make our products less price-competitive and could have an adverse effect on our financial condition and results of operations. For any international sales denominated in foreign currencies, a decrease in the value of the foreign currencies relative to the United States dollars could result in decreased margins from those transactions.

     o The laws and legal systems of foreign governments may limit our ability to enforce our rights against our customers. Our customer purchase and other agreements may be governed by foreign laws, which may differ significantly from United States laws. Also, the court systems and procedures in foreign countries may differ significantly from United States courts. Therefore, we may be limited in our ability to collect our accounts receivable, to enforce our other rights under such agreements, and to collect damages, if awarded.

     o Lack of relationships in foreign countries may limit our ability to expand our international operations and sales. In many cases, regulatory authorities in foreign countries own or strictly regulate local telephone companies. Established relationships between government-owned or government-controlled telephone companies and their traditional indigenous suppliers of telecommunications equipment often limit access to those markets. The successful expansion of our international operations in some markets will depend on our ability to form and maintain strong relationships with established companies providing communication services and equipment or other local partners in those regions. The failure to establish regional or local relationships could limit our ability to successfully market or sell our products in international markets and expand our international operations.

     o Governmental regulation affecting markets in which we compete or products we make could adversely affect our business and results of operations. Radio communications are extensively regulated by the United States and foreign governments as well as by international treaties. To operate in a jurisdiction, we must obtain regulatory approval for our products and comply with differing and evolving standards and regulations. The delays inherent in this approval process may cause the cancellation, postponement, or rescheduling of the installation of communications systems by us and our customers. The failure to comply with regulations in a jurisdiction could result in the suspension or cessation of our ability to operate in that jurisdiction. New regulations or changes in the interpretation of existing regulations could require us to modify our products and incur substantial costs to bring our products into compliance.

     o Our products typically require regulatory approval before they can be commercially deployed. Our products must typically receive regulatory approvals before they can be commercially deployed. As a result, customers may require that we obtain these approvals before buying or agreeing to buy our products. Obtaining these approvals can be a long, expensive process. Delays in obtaining the necessary approvals could hinder market acceptance of our products, delay sales of our products, and adversely affect our ability to market those products.

     o Changes in governmental regulation could adversely affect our competitive position. Governmental laws and regulations applicable to our products evolve and change frequently. These changes could hurt our competitive position. For example, a point we often use in marketing our products is that our products have been approved by the United States Federal Communications Commission, which sometimes can be a long, expensive process. The Federal Communications Commission recently proposed regulations that would relax this approval process and potentially allow more products to operate as approved products. If enacted, these regulations could make it easier for competitive products to qualify as products approved by the Federal Communications Commission. This could adversely affect our competitive position.

     o We are subject to domestic and international authorities' allocations of the radio frequency spectrum. Equipment to support new systems and services can be marketed only if suitable frequency allocations are made available to telecommunications service providers. The process of allocating frequencies to service providers is typically expensive, complex, and lengthy. If service providers and others are delayed in deploying new systems and services, we could experience lack of orders or delays in orders. Similarly, failure by regulatory authorities to allocate suitable frequency spectrum could have a material adverse effect on our results.

     o We rely on a limited number of customers for a material portion of our sales, which exposes us to risks relating to the loss of sales and credit risk. For the year ended December 31, 2003, no one customer accounted for more than 10% of our sales. However, we did have a number of substantial customers. Our ability to maintain or increase our sales in the future will depend in part upon our ability to obtain additional orders from these customers. Our customer concentration also results in concentration of credit risk. An acquisition of one of our significant customers could cause any current orders to be delayed or canceled and no new orders being placed with us and could further concentrate our customer base. Adverse developments such as these with our significant customers could adversely impact our sales and financial results.

     o Our failure or inability to protect our intellectual property could adversely affect our business and operations, particularly in our business which has otherwise relatively low barriers to entry. Our ability to compete depends in part on our ability to protect our intellectual property. The steps we have taken to protect our technology may be inadequate to prevent misappropriation of our technology and processes. Existing trade secret, trademark, and copyright laws offer only limited protection. Our patents could be invalidated or circumvented. Inability or failure to protect our intellectual property could remove a barrier to a competitor entering this business, which in general has lower barriers to entry than other businesses.

     o Laws of foreign countries where we do business may provide less intellectual property protection for our products, which could adversely affect our ability to compete in our price-sensitive business. The laws of certain foreign countries in which our products are or may be developed, manufactured, or sold may provide less protection for the intellectual property contained in our products. This may make the possibility of piracy of our technology and products more likely. This piracy could result in cheaper copies of our products being available on the market, which could adversely affect our business and financial results.

     o Our intellectual property rights do not prevent other companies from developing similar technology, which could be superior to ours. Other companies could develop products that use similar and perhaps superior technology. This technology could be developed in a way to not violate or infringe our intellectual property rights. As a result, our intellectual property rights provide no assurance that competing and perhaps superior products won't be developed, even if we are able to protect our intellectual property rights.

     o We may engage in litigation to protect our intellectual property, which could be costly, long, and distracting even if ultimately successful. If we believe our intellectual property rights are being infringed, we may commence litigation or take other actions to enforce our patents, protect our trade secrets and know-how, or determine the scope and validity of the patents or intellectual property rights of others. There can be no assurance that we would be successful in any such litigation. Any litigation could result in substantial cost and divert the attention of our management, which could harm our operating results and future operations.

     o Much of our material intellectual property is not protected by patents, which may reduce the extent to which we can protect our intellectual property. We rely primarily on trade secret laws, confidentiality procedures, patents, copyrights, trademarks, and licensing arrangements to protect our intellectual property. While we do have a number of patents, the patents generally do not protect much of our intellectual property. A significant portion of our proprietary technology is know-how, and employees with know-how may depart before transferring their know-how to other employees. The fact that much of our intellectual property is not covered by patents could reduce the extent to which we can protect our rights in that intellectual property.

     o Our products and operations could infringe on the intellectual property rights of others, which could have an adverse impact on our business. We would have to address any such infringements by seeking licenses, altering our products, or no longer selling the products. Any licenses we may be required to seek may be expensive or otherwise onerous. Similarly, changing our products may be costly, time-consuming, and impractical and could detract from the value of our products. A party making a claim of infringement could secure a judgment against us that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products. Any claim of infringement by a third party also could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract the attention of our management. Any of these events could seriously harm our business.

     Risks Relating to Capital Markets and Our Stock

     o Our common stock is currently traded on the OTC Bulletin Board, which may provide lower liquidity and depress or hinder the price increase of our stock. Our common stock is currently quoted for trading on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. This market for our common stock may be a less liquid market for existing and potential stockholders to trade shares of stock than other markets. Companies, such as us, whose stock is traded on this market may be perceived as less attractive simply because they are traded on this market. For example, some investors, including institutional investors, may have investment guidelines that prohibit investing in common stock traded on the OTC Bulletin Board. These factors relating to the OTC Bulletin Board could have an adverse affect on the trading price of our stock.

     o Because our common stock is traded on the OTC Bulletin Board, the penny stock rules could reduce trading in our stock and depress or hinder the price increase of our stock. SEC regulations generally define a "penny stock" to be any equity security that has a market price or exercise price of less than $5.00 per share. Shares listed on the Nasdaq National Market, the Nasdaq SmallCap Market, or a national exchange are excluded from this definition. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of the securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, the rules generally require the delivery, prior to the transaction, of a risk disclosure document mandated by the SEC relating to the penny stock market. The broker-dealer is also subject to additional sales practice requirements. Consequently, the penny stock rules may restrict the ability and desire of broker-dealers to sell our common stock and may affect the ability of holders to sell our common stock in the secondary market and the price at which a holder can sell our common stock.

     o Our application to have our common stock traded on the Nasdaq SmallCap Market may not be approved, which could cause our stock price to decline. We have applied to have our common stock listed for trading on the Nasdaq SmallCap Market. While we believe we meet the criteria for that listing, there can be no assurance that our listing application will be approved or that our stock will begin trading on the Nasdaq SmallCap Market. The price of our common stock could decline if our application is not approved as the current price may reflect investors' expectations that our application will be approved.

     o Our stock price has been volatile and may continue to be volatile. The market price of our common stock has been volatile and is likely to remain volatile. Some of the reasons for the volatility are within our control, but many are beyond our control and unrelated to our operating performance. We believe the following factors, among others, have contributed to our stock price volatility:

               o    Our financial performance and results
               o Announcements by us concerning our relationships with our existing or new customers
               o Announcements by us concerning our contemplated acquisitions and other strategic growth plans
               o    Announcements by our customers
               o Our integration of Telaxis Communications and Young Design following the April 2003 combination of the two companies
               o The relatively low number of shares of our stock that trade on an average day
               o The announcement of our filing an application to list our common stock on the Nasdaq SmallCap Market
               o    The introduction of new products by us
               o    The financial performance of our competitors
               o    The introduction of new products by our competitors
               o    General conditions of the financial markets

          We expect these factors and others to continue to contribute to the volatility of our stock price.

     o Over a majority of our common stock is owned by two persons, which reduces the influence of our other stockholders and could adversely affect our stock price. Two persons, Concorde Equity, LLC and Michael
          F. Young, currently own over 60% of our outstanding common stock. Concorde Equity is an investment company controlled by Robert E. Fitzgerald, a board member and our Chief Executive Officer. Mr. Young is a board member and our President and Chief Technical Officer. This majority ownership means that, as a matter of Delaware corporate law, Concorde Equity and Mr. Young generally will be able to approve or reject actions and proposals on behalf of our stockholders regardless of how any other stockholder votes. Concorde Equity and Mr. Young could act either by vote at a meeting or by written consent delivered to us, subject to compliance with applicable securities regulations. For example, this majority ownership means that Messrs. Fitzgerald and Young, acting together without any other stockholder, could approve or reject most offers to acquire us. Another example is that Messrs. Fitzgerald and Young, acting together without any other stockholder, could elect or reject each member of our board of directors. Therefore, our other stockholders will have a limited ability to affect or influence decisions made by our stockholders. This majority control and actions taken by the two holders of majority control could result in a lower stock price than if our common stock was widely held without any significant holders.

     o Registration of the restricted stock held by our two major stockholders could cause our stock price to fall. Two stockholders, Concorde Equity and Mr. Young, owned 5,165,817 and 4,209,183, respectively, shares of our common stock on March 31, 2004, which together constituted approximately 66% of our outstanding common stock on that date. Concorde Equity and Mr. Young received this stock in a private placement in connection with the combination of Young Design and Telaxis in April 2003. As such, this stock has been and is currently subject to restrictions on sale or transfer. In the merger agreement, we agreed to register this stock with the SEC in the first half of 2004, which will enable this stock to be sold with much less restriction. This registration and potential sale of large amounts of our common stock could cause our stock price to fall or prevent it from increasing.

     o Future actual or potential stock sales by our two major stockholders could cause our stock price to fall. Two stockholders, Concorde Equity and Mr. Young, owned approximately 66% of our outstanding common stock on March 31, 2004. Because this stock has been held for a year, Concorde Equity and Mr. Young may now sell some or all of these shares so long as they comply with applicable securities laws and YDI's insider trading policy. Actual or potential sales of this stock by Concorde Equity and Mr. Young could cause our stock price to fall or prevent it from increasing for numerous reasons. For example, a substantial amount of our common stock becoming available (or being perceived to become available) for sale in the public market could cause the market price of our common stock to fall or prevent it from increasing, particularly given the relatively low trading volumes of our stock. Also, actual or potential sales by these two stockholders could be viewed negatively by other investors because the two major stockholders are our senior executives or controlled by one of our senior executives.

     o Future actual or potential sales of the stock we privately issued in December 2003 could cause our stock price to fall. On December 8, 2003, we issued 500,000 shares of our common stock in a private placement to a single accredited investor. We also agreed to file a registration statement covering those shares with the SEC no later than the earlier of March 8, 2004 or thirty days after our common stock begins trading on the Nasdaq SmallCap Market or the Nasdaq National Market. There can be no assurance as to when or if our common stock will begin trading on the Nasdaq SmallCap Market or the Nasdaq National Market. This registration, or the anticipation of this registration, could cause our stock price to fall or prevent it from increasing. Also, a substantial amount of this common stock becoming available (or being perceived to become available) for sale in the public market could cause the market price of our common stock to fall or prevent it from increasing, particularly given the relatively low trading volumes of our stock.

     o Future actual or potential sales of the stock we privately issued prior to the initial public offering of our common stock in February 2000 could cause our stock price to fall. We believe that a number of our pre-IPO stockholders continue to hold their shares, and those stockholders may decide to sell their shares. A substantial amount of this common stock becoming available (or being perceived to become available) for sale in the public market could cause the market price of our common stock to fall or prevent it from increasing, particularly given the relatively low trading volumes of our stock.

     o Future actual or potential sales of the stock we issue upon exercise of stock options could cause our stock price to fall. As of March 31, 2004, we had options outstanding to buy approximately 869,795 shares of our common stock and may grant options or other stock grants relating to an additional approximately 439,955 shares of our common stock. We have filed registration statements with the SEC relating to the shares of our common stock that may be issued pursuant to the exercise of those outstanding stock options and stock options or other stock grants that we may grant in the future. In many cases, holders of those options could decide to exercise the options and immediately sell the shares. A substantial amount of this common stock becoming available (or being perceived to become available) for sale in the public market could cause the market price of our common stock to fall or prevent it from increasing, particularly given the relatively low trading volumes of our stock. Further, actual or potential sales of this stock could be viewed negatively by other investors because some of these stock options are held by our directors and senior executives.

     o Future actual or potential sales of the stock we issue upon exercise of stock warrants could cause our stock price to fall. On March 31, 2004, we had warrants outstanding to purchase approximately 389,626 shares of our common stock at a purchase price of $2.08 per share. Shares of our common stock received upon exercise of those warrants may, depending on the method of exercise, be immediately available for public sale. A substantial amount of this common stock becoming available (or being perceived to become available) for sale in the public market could cause the market price of our common stock to fall or prevent it from increasing, particularly given the relatively low trading volumes of our stock.

     o If we raise additional capital by issuing stock, the result may be dilutive to existing stockholders. Our board of directors may decide to issue additional equity securities in many situations without the need for any stockholder vote. Given the recent prices for our common stock, significant dilution to our stockholders could result if we raise additional funds by issuing equity securities. Further, these issuances may also involve issuing stock at a price per share below the current trading prices. For example, on December 8, 2003, we issued 500,000 shares of our common stock in a private placement at a price of $4.10 per share. The last sale price of our common stock on the OTC Bulletin Board on December 8, 2003 was $4.75 per share.

     o The terms of any equity securities we may issue in the future may be better than the terms of our common stock. Our board of directors is authorized to create and issue equity securities that have rights, privileges, and preferences senior to those of our common stock. In many situations, our board could take these actions without the need for any stockholder vote.

     o We have limited capital resources and our prospects for obtaining additional financing, if required, are uncertain. Our future capital requirements will depend on numerous factors, including expansion of marketing and sales efforts, development costs of new products, the timing and extent of commercial acceptance for our products, our integration with Phazar and any other companies we may acquire, and potential changes in strategic direction. Additional financing may not be available to us in the future on acceptable terms or at all. If funds are not available, we may have to delay, scale back, or terminate business or product lines or our sales and marketing, research and development, acquisition, or manufacturing programs. Our inability to obtain capital could seriously damage our business, operating results, and financial condition and cause our stock price to decline.

     o We may raise additional capital on terms that we or our stockholders find onerous, which could adversely affect our financial results and stock price. In the future, we may be able to raise additional capital only on terms that we find onerous. Alternatively, some of our stockholders may find the terms of our capital arrangements to be onerous. For example, a small number of stockholders expressed displeasure at our issuing shares in December 2003 in a private placement at a price below the current trading price of our stock. We may also obtain funds through arrangements with partners or others that may require us to relinquish rights to certain of our technologies or potential products or other assets. The terms of our capital arrangements or the perceived onerous nature of those arrangements could adversely affect our financial results and stock price.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases you can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," and "would" or similar words or the negative of these words. You should read forward-looking statements carefully because they may discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section above captioned "Risk Factors," as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties, and events that may cause our actual results to differ materially from any expectations we describe. Actual results or outcomes may differ materially from those predicted in our forward-looking statements due to the risks and uncertainties inherent in our business, including risks and uncertainties in:

          o    market acceptance of and continuing demand for our products;
          o the impact of competitive products, pricing, and customer service and support;
          o our ability to obtain additional financing to support our operations;
          o    changing market conditions;
          o    our ability to protect our intellectual property;
          o    obtaining and maintaining regulatory approval where required; and
          o    other risks detailed in this prospectus.

     You should also consider carefully the statements under "Risk Factors" beginning on page 2 and other sections of this prospectus and in the other documents filed with the SEC, which address factors that could cause our actual results to differ from those set forth in the forward-looking statements. You should not place undue reliance on any forward-looking statements, which reflect our management's view only as of the date of this prospectus. We are not obligated to update any forward-looking statements to reflect events or circumstances that occur after the date on which such statement is made.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the common stock by the selling stockholder. All proceeds will be received by the selling stockholder.

                         DETERMINATION OF OFFERING PRICE

     The selling stockholder may sell all or a portion of its shares of our stock in the over-the-counter market at prices prevailing at the time of sale, or related to the market price at the time of sale, or at other negotiated prices. See "PLAN OF DISTRIBUTION" for more information.

                               SELLING STOCKHOLDER

Background

     We are registering the shares of our common stock offered for resale by this prospectus in order to satisfy our obligations to the selling stockholder named below. In December 2003, we sold 500,000 shares of our common stock to the selling stockholder. Pursuant to the stock purchase agreement between us and the selling stockholder, we are obligated to file a registration statement to register under the Securities Act of 1933 all 500,000 shares of our common stock purchased by the selling stockholder. We are obligated to keep the registration statement of which this prospectus forms a part effective until the earlier of
(a) December 8, 2004 (plus the number of days that the registration statement's effectiveness was suspended, if any), (b) the date on which the selling stockholder has completed the sales or distributions of the 500,000 shares of our common stock, or (c) the date on which those shares of our common stock may be sold without restriction under Rule 144(k) promulgated under the Securities Act (or any successor thereto).

Selling Stockholder Table

     The shares of our common stock offered by this prospectus are being sold for the account of the selling stockholder identified in the following table, which sets forth:

     (a) the name of the selling stockholder,

     (b) the number of shares of our outstanding common stock beneficially owned by the selling stockholder on February 29, 2004 based on information provided by the stockholder,

     (c) the number of shares of our common stock offered by the selling stockholder pursuant to this prospectus,

     (d) the number of shares of our outstanding common stock that will be beneficially owned by the selling stockholder after completion of the offering, assuming the sale of all of the shares of our common stock shown in (c) above, the sale of no other shares of our common stock owned by the selling stockholder on February 29, 2004, and the acquisition by the selling stockholder of no additional shares of our common stock before the completion of this offering, and

     (e) the percentage of shares of our outstanding common stock that will be beneficially owned by the selling stockholder after completion of the offering, with the same assumptions as shown in (d) above.

     The selling stockholder has not had a material relationship with us within the past three years other than as a result of its ownership of our securities. The shares offered by this prospectus may be offered from time to time by the selling stockholder. We do not know the exact number of shares that actually will be sold. The term "selling stockholder" includes the stockholder listed below and its transferees, assignees, pledgees, donees or other successors. The percentage of beneficial ownership for the selling stockholder is based on 14,263,488 shares of our common stock outstanding as of March 31, 2004.

                                                                                                                   Percent of
                                    Number of Shares          Number of Shares          Number of Shares       Outstanding Shares
Name of Selling                    Beneficially Owned      to be Offered Pursuant      Beneficially Owned      Beneficially Owned
Stockholder                         Prior to Offering        to this Prospectus        After the Offering       After the Offering
-----------                         -----------------        ------------------        ------------------     ---------------------

MTB Investment Advisors, Inc.            757,200                   500,000                  257,200                   1.8%
------------


                              PLAN OF DISTRIBUTION

     We are registering all 500,000 shares on behalf of the selling stockholder. We issued all of the shares to the selling stockholder in a private placement transaction. The selling stockholder named in the table above or pledgees, donees, transferees or other successors-in-interest selling shares received from the selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus may sell all or a portion of the shares offered by this prospectus from time to time. These sales and transfers of our common stock may be effected from time to time in one or more transactions on the OTC Bulletin Board, in the over-the-counter market, through put or call option transactions relating to the shares, in negotiated transactions, or through a combination of these methods of sale, or by any other legally available means, at a fixed price or prices, at market prices prevailing at the time of sale, at negotiated prices, or without consideration. The selling stockholder will act independently of us in making decisions regarding the timing, manner and size of each sale.

     These transfers or sales may occur directly or by or through brokers, dealers, agents or underwriters, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holder and/or from purchasers of the common stock for whom they may act as agent. In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales. Compensation as to a particular broker-dealer might be in excess of customary commissions and is expected to be in amounts to be negotiated in connection with the sale. Any or all of the shares of common stock may be sold or transferred from time to time by means of:

          o a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
          o    purchases by a broker or dealer as principal and resale by that broker or dealer for its account based on this prospectus;
          o    ordinary brokerage transactions and transactions in which the broker solicits purchasers;
          o    the writing of options on the common stock;
          o    in privately negotiated transactions;
          o pledges as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, under those arrangements;
          o    gifts, donations and contributions; and
          o    any other legally available means.

     To the extent required by applicable law, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

     We agreed to keep the registration statement of which this prospectus forms a part effective until the earlier of (a) December 8, 2004 (plus the number of days that the registration statement's effectiveness was suspended, if any), (b) the date on which the selling stockholder has completed the sales or distributions of the 500,000 shares of our common stock, or (c) the date on which those shares of our common stock may be sold without restriction under Rule 144(k) promulgated under the Securities Act (or any successor thereto).

     If necessary to comply with state securities laws, the common stock will be sold only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless it has been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The selling holder and any brokers, dealers, agents or underwriters that participate in the distribution of the common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, in which event any discounts, concessions and commissions received by those brokers, dealers, agents or underwriters and any profit on the resale of the common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933. Because the selling stockholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act, the selling stockholder will be subject to the prospectus and other document delivery requirements of the Securities Act.

     No underwriter, broker, dealer or agent has been engaged by us or, to our knowledge, the selling stockholder in connection with the distribution of the common stock offered by this prospectus.

     Any common stock covered by this prospectus which also qualifies for sale based on Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than based on this prospectus.

     We and the selling stockholder will be subject to the applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations under it, including, without limitation, Rule 10b-5, and, insofar as the selling stockholder is a distributor and we, under certain circumstances, may be a distribution participant, under Regulation M.

     The anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 will apply to purchases and sales of shares of our common stock by the selling stockholder, and there are restrictions on market-making activities by persons engaged in the distribution of the shares of our common stock. Under Regulation M, a selling stockholder or its agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while they are distributing shares of our common stock covered by this prospectus. Accordingly, the selling stockholder is not permitted to cover short sales by purchasing shares of our common stock while the distribution is taking place.

     We will make available to the selling stockholder copies of this prospectus and the other documents required to be delivered by the selling stockholder. We have informed the selling stockholder of the need to deliver copies of this prospectus and certain other documents to purchasers at or before the time of any sale of the shares.

     We will pay all of the expenses incident to the registration of the common stock. The selling stockholder will bear all commissions and discounts, if any, attributable to the sales of the shares. The aggregate proceeds to the selling holder from the sale of the common stock will be the purchase price of that common stock less any of these commissions or discounts.

     We have agreed to indemnify the selling stockholder against some of the liabilities under the Securities Act of 1933 arising from this prospectus or the registration statement of which it is a part.

                          DESCRIPTION OF CAPITAL STOCK

     This section describes the material terms of our capital stock authorized by our certificate of incorporation as currently in effect. This section also summarizes relevant provisions of the Delaware General Corporation Law, which is referred to as Delaware law.

Authorized Capital Stock

     Total Shares. We are currently authorized to issue a total of 104,500,000 shares of capital stock consisting of:

          o    100,000,000 shares of common stock, par value $0.01 per share;
               and
          o    4,500,000 shares of preferred stock, par value $0.01 per share.

          Common Stock. As of March 31, 2004, there were 14,263,488 shares of our common stock outstanding.

          Preferred Stock. There are no outstanding shares of our preferred stock.

Common Stock

     Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. Holders of our common stock are entitled to receive dividends, ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. If YDI liquidates, dissolves, or winds up, the holders of our common stock are entitled to share ratably in all assets remaining after satisfaction of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences, and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which YDI may designate and issue in the future without further stockholder approval.

Preferred Stock

     Our board of directors is authorized to issue from time to time, without further stockholder approval, up to an aggregate of 4,500,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights, and any qualifications, limitations, or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences, and the number of shares constituting any series or designations of any series. YDI may issue preferred stock in ways which may delay, defer, or prevent a change in control of YDI without further action by our stockholders and may adversely affect the voting and other rights of the holders of our common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. YDI has no present plans to issue any shares of preferred stock.

Stockholder Rights Plan

     On May 15, 2003, YDI and Registrar and Transfer Company, as rights agent, entered into an amendment to our stockholder rights plan. The purpose of this amendment was to terminate the substantive effect of the rights plan immediately before YDI reincorporated into Delaware. The May 15, 2003 amendment amended the rights plan by shortening the period of time within which the stock purchase rights issued or issuable under the plan are exercisable. The rights plan previously provided that the rights would be exercisable until the earlier of
(i) ten years after the rights plan was originally executed or (ii) the date that the rights are redeemed in accordance with the plan. The amendment revised those provisions to provide that the rights are exercisable until the earliest of (i) ten years after the rights plan was originally executed, (ii) the date that the rights are redeemed in accordance with the plan, and (iii) one minute before the effectiveness of the reincorporation merger of YDI. Accordingly, because our stockholders did approve and YDI did implement the reincorporation merger, none of the rights are exercisable any longer.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-laws

     Provisions of Delaware law and our organizational documents could make the acquisition of YDI and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage some coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of YDI to negotiate with it first. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure YDI outweigh the disadvantages of discouraging such proposals because, among other things, that negotiation could result in an improvement of their terms.

     The Delaware General Corporation Law has a business combination statute,
Section 203. Section 203 of the GCL generally prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. Unless a corporation opts into the applicability of Section 203 by a provision in its certificate of incorporation, Section 203 does not apply to a corporation if the corporation's voting stock is not listed on a national securities exchange, authorized for quotation on the NASDAQ Stock Market, or held of record by 2,000 or more stockholders. Since YDI does not satisfy these requirements and YDI's charter does not opt into the applicability of Section 203, Delaware's business combination statute does not currently apply to YDI. This would change if YDI meets one of the conditions to applicability set forth above in the future such as having its common stock authorized for quotation on the NASDAQ Stock Market.

     As described above, YDI is authorized to issue substantially more shares of common stock and preferred stock than are currently outstanding. Shares of authorized and unissued common stock and preferred stock of YDI could (within the limits imposed by applicable law) be issued, or preferred stock could be created and issued with terms, provisions, and rights, to make a takeover of YDI more difficult and therefore less likely. This is particularly applicable given that our preferred stock is "blank-check" preferred stock, which means that the preferences, rights, and other terms of this stock can be set by the board of directors without any further action of the stockholders. Any such issuance of additional stock could have the effect of diluting the earnings per share and book value per share of existing shares of common stock and preferred stock, and such additional shares could be used to dilute the stock ownership of persons seeking to obtain control of YDI.

     Under our by-laws, a stockholder must provide advance notice to us if the stockholder desires to propose business to be considered by the stockholders at an annual meeting of stockholders or to nominate a person or persons for election to our board of directors at an annual or special meeting of stockholders. Also, only our board of directors can call a special meeting of our stockholders. These provisions could make it harder to replace our directors and act on business that our directors do not submit for stockholder action.

     These provisions may have the effect of delaying, deferring, or preventing a change in control of YDI without further action by our stockholders.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Quotation

     Our common stock is quoted for trading on the OTC Bulletin Board under the symbol "YDIW."


                               CONTEMPLATED MERGER

     On October 30, 2003 YDI signed a definitive merger agreement to acquire Phazar Corp (Nasdaq:ANTP). Under the terms of the agreement, Phazar stockholders will receive 1.2 shares of YDI common stock for each share of Phazar common stock they hold. This exchange ratio will not be adjusted for changes in the market price of either YDI common stock or Phazar common stock. Based on the shares of YDI stock and Phazar stock outstanding on February 29, 2004, YDI stockholders would own approximately 87% of the combined entity and Phazar stockholders would own approximately 13%. One member of Phazar's board of directors will join YDI's board of directors. Completion of the merger is subject to the approval of Phazar shareholders and other conditions set forth in the merger agreement. Originally, either YDI or Phazar could have terminated the merger agreement if the merger is not completed on or before April 1, 2004. On April 1, 2004, YDI and Phazar extended that date to June 1, 2004. YDI has filed a registration statement on Form S-4 with the Securities and Exchange Commission (File No. 333-111110) which contains a proxy statement/prospectus relating to that special meeting and the shares of YDI common stock to be issued in the merger. Certain pro forma and historical financial information relating to this contemplated merger and Phazar is included in this prospectus beginning on page F-1.

                                  RECENT LEASE

     Effective March 1, 2004, we signed a three-year lease with The Irvine Company. This lease relates to our approximately 15,000 square foot facility located in Sunnyvale, California. This facility accommodates sales as well as technical support and final manufacturing, testing and repair of our Link EX, Link 4X, RAN and Link CX products. The previous term of the lease for this facility expired on February 29, 2004.


                                  LEGAL MATTERS

     The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Foley Hoag LLP.

                                     EXPERTS

     The consolidated financial statements of YDI and subsidiaries as of December 31, 2003, and for the year then ended, have been incorporated by reference into this prospectus in reliance upon the report of BDO Seidman, LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

     The audited consolidated financial statements and the financial statement schedule of YDI as of December 31, 2001 and 2002, and for each of the two years in the period ended December 31, 2002, incorporated by reference into this prospectus have been so incorporated in reliance on the report of Fitzgerald & Snyder, & Co., P.C. (formerly Hoffman, Fitzgerald & Snyder, P.C.), independent accountants, given on the authority of said firm as experts in auditing and accounting.


     The audited consolidated financial statements of Phazar as of May 31, 2003 and 2002, and for each of the two years in the period ended May 31, 2003 and 2002, included in this prospectus have been so included in reliance on the report of Weaver and Tidwell, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The following document filed with the SEC is incorporated in this prospectus by reference: our annual report on Form 10-K for the fiscal year ended December 31, 2003 filed on February 20, 2004 as amended by Amendment No.1 thereto filed on March 25, 2004. This prospectus is accompanied by a copy of that annual report on Form 10-K.

     Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for all purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

     We will provide to each person to whom a prospectus is delivered a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. You may request free copies of these filings by writing or calling us at:

                               YDI Wireless, Inc.
                            20 Industrial Drive East
                            South Deerfield, MA 01373
                                 (413) 665-8551
                            Attn: Investor Relations

                             ADDITIONAL INFORMATION

     This prospectus is part of a registration statement on Form S-2 that we have filed with the SEC. This prospectus does not contain all of the information that is included in the registration statement. The registration statement may be obtained from the SEC through one of the methods described below in "WHERE YOU CAN FIND MORE INFORMATION." The statements contained in this prospectus, including statements as to the contents of any contract or other document, are not necessarily complete. You should refer to the registration statement and to an actual copy of the contract or document filed as an exhibit to the registration statement for more complete information. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. The selling stockholder is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. Copies of these reports, proxy statements, and other information may be inspected and copied at the public reference facilities maintained by the SEC at:

                       Securities and Exchange Commission
                              Public Reference Room
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

     You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy statements, and other information about issuers, including us, that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov. Copies of certain filings we make with the SEC are available
-------------------
on our website (http://www.ydi.com).
                ------------------

Information on Our Websites

     Information on any YDI website or the website of any subsidiary of YDI is not part of this prospectus and you should not rely on that information, unless that information is also specifically set forth in this prospectus.

                          INDEX TO FINANCIAL STATEMENTS

Pro forma combined condensed financial statements:
Introduction ....................................................................................        F-2
Pro forma combined condensed balance sheet as of December 31, 2003 ..............................        F-3
Pro forma combined condensed statement of operations for the year ended December 31, 2003 .......        F-5

Selected historical financial data of Phazar and pro formas......................................        F-6

Historical consolidated financial statements of Phazar:
Phazar Corp. and Subsidiaries Consolidated Balance Sheets as of November 30, 2003 (unaudited)
     and May 31, 2003............................................................................        F-10
Phazar Corp. and Subsidiaries Consolidated Statements of Operations for the Periods Ended
     November 30, 2003 and 2002 (unaudited)......................................................        F-12
Phazar Corp. and Subsidiaries Consolidated Statements of Cash Flows for the Periods Ended
     November 30, 2003 and 2002 (unaudited)......................................................        F-13
Notes to Consolidated Financial Statements.......................................................        F-15

Phazar Corp. Independent Auditor's Report .......................................................        F-22
Phazar Corp. and Subsidiaries Consolidated Balance Sheets as of May 31, 2003 and 2002............        F-23
Phazar Corp. and Subsidiaries Consolidated Statement of Operations for Years Ended
     May 31, 2003 and 2002.......................................................................        F-25
Phazar Corp. and Subsidiaries Consolidated Statements of Shareholders Equity for Years Ended
     May 31, 2003 and 2002.......................................................................        F-26
Phazar Corp. and Subsidiaries Consolidated Statements of Cash Flows for the Years Ended
     May 31, 2003 and 2002.......................................................................        F-27
Notes to Consolidated Financial Statements.......................................................        F-29

                                 INTRODUCTION TO
                          PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS

      On October 30, 2003, YDI Wireless signed an Agreement and Plan of Merger with Phazar. The following unaudited pro forma condensed combined financial statements present the effects of the proposed merger between YDI Wireless and Phazar under the purchase method of accounting. Under the purchase method of accounting, YDI Wireless will be considered the acquirer. Phazar's assets and liabilities will be recorded at fair value at the time of acquisition. YDI is considered the acquirer due to its substantially greater revenue and control of the combined company after the merger. Upon closing of the merger, Phazar stockholders will receive 1.2 shares of YDI Wireless common stock for each share of Phazar common stock and associated stockholder rights.

      The accompanying unaudited pro forma condensed combined balance sheet assumes that the merger took place as of December 31, 2003. The unaudited pro forma condensed combined balance sheet combines the unaudited condensed consolidated balance sheet of YDI Wireless as of December 31, 2003 and the unaudited condensed balance sheet of Phazar as of November 30, 2003.

      The accompanying unaudited pro forma condensed combined statement of operations for the year ended December 31, 2003 includes the combined twelve month results of YDI Wireless and the three months results of Telaxis for the period ended March 31, 2003 and the twelve months ended November 30, 2003 for Phazar. The merger between Young Design and Telaxis took place on April 1, 2003. For purposes of the pro forma balance sheet, the transaction is assumed to have occurred on December 31, 2003. For purposes of the pro forma statement of operations, the transaction is assumed to have occurred as of January 1, 2003.

      The unaudited pro forma condensed combined financial statements have been prepared in accordance with the rules and the regulations of the SEC. They are provided for illustrative purposes only and are not necessarily indicative of the operating results or financial position that actually would have occurred if the merger had been consummated as of the date indicated, nor are they necessarily indicative of future operating results or financial position. The pro formas have been prepared using the closing price of Phazar as of October 29, 2003. The combined management of Phazar and YDI does not expect the allocation of purchase price to materially change between December 31, 2003 and the close date of the merger.

      The combined company will focus on the needs of the worldwide telecommunications markets for broadband wireless access systems, domestic public sector needs in the areas of integrated voice, video and data services, and engineering and maintenance support services for the domestic wireless telecommunications industry. The pro forma adjustments are based on the information available at October 29, 2003 and are subject to change based upon completion of the transaction and final allocations of the purchase price.

      These unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and related notes of YDI Wireless, the historical financial statements and related notes of Phazar and the respective YDI Wireless and Phazar "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" included elsewhere in the joint proxy statement/prospectus.

                        Pro-Forma Combined Balance Sheet
                      (in thousands, except per share data)


                                             YDI Wireless, Inc.    Phazar Corporation        Pro-forma                 Pro-forma
                                              December 31, 2003     November 30, 2003       Adjustments                 Combined
                                             ------------------    ------------------    ------------------        -----------------
ASSETS
Current assets:
     Cash and cash equivalents.............. $            8,990    $            1,153    $                -        $          10,143
     Accounts receivable, net...............              2,511                   564                     -                    3,075
     Refundable income taxes................                226                     -                     -                      226
     Inventory..............................              3,134                 1,785                    89(A)                 5,008
     Deferred income tax....................                  -                    71                     -                       71
     Assets held for sale...................                790                     -                     -                      790
     Prepaid expenses.......................                162                   108                     -                      270
                                             ------------------    ------------------    ------------------        -----------------
         Total current assets...............             15,813                 3,681                    89                   19,583

Property and equipment, net.................              1,747                 1,605                  (150)(A)                3,202

Other assets:
     Goodwill...............................                  -                     -                 5,954 (A)                5,904
                                                                                                        (50)(A)
     Investment securities -
     available-for-sale.....................              2,627                     -                  (794)(A)                  636
                                                                                                     (1,197)(B)
     Intangible assets, net.................                483                   137                     -                      620
     Deposits...............................                 49                     -                     -                       49
                                             ------------------    ------------------    ------------------        -----------------
     Total other assets.....................              3,159                   137                 3,913                    7,209
                                             ------------------    ------------------    ------------------        -----------------
         Total assets....................... $           20,719    $            5,423    $            3,852        $          29,994
                                             ==================    ==================    ==================        =================


    LIABILITIES AND SHAREHOLDERS EQUITY
Current liabilities:
     Accounts payable and accrued expenses.. $            3,023    $              742    $               70 (A)    $           3,835
     Income taxes payable...................                  -                    41                     -                       41
     Current maturities of notes payable....                213                    64                     -                      277
     Deferred revenue - BAE Systems ATI.....                  -                   676                     -                      676
                                             ------------------    ------------------    ------------------        -----------------
         Total current liabilities..........              3,236                 1,523                    70                    4,829


Long term liabilities

     Deferred income taxes                                    -                   117                     -                      117

     Notes payable, net of current
maturities..................................              1,298                   601                     -                    1,899
                                             ------------------    ------------------    ------------------        -----------------
         Total long term liabilities                      1,298                   718                     -                    2,016
                                             ------------------    ------------------    ------------------        -----------------
              Total liabilities.............              4,534                 2,241                    70                    6,845

Commitments and contingencies...............                  -                     -                     -                        -

Stockholders' equity:
       Preferred stock......................                  -                     -                     -
       Common stock.........................                142                    22                   (22)(A)                  163
                                                                                                         21 (A)

     Additional paid in capital.............              6,173                 2,791                (2,791)(A)               14,313
                                                                                                      8,140 (A)
     Retained earnings......................              8,673                   369                  (369)(A)                8,673
     Accumulated other comprehensive income:
     Net unrealized gain/(loss) on
       available-for-sale securities........              1,197                     -                (1,197)(B)                    -
                                             ------------------    ------------------    -------------------       -----------------
         Total stockholders' equity.........             16,185                 3,182                 3,782                   23,149
                                             ------------------    ------------------    -------------------       -----------------
         Total liabilities and
         shareholders' equity............... $           20,719    $            5,423    $            3,852        $          29,994
                                             ==================    ==================    ==================        =================

                                       F-3


Pro-forma adjustment summary

(A) To reflect the fair value of Phazar:
      Number of Phazar shares outstanding at December 31, 2003......................................        2,191,928
      Less:  shares owned by YDI Wireless, Inc. ....................................................         (470,250)
      Number of Phazar shares acquired..............................................................        1,721,678

      Number of shares of YDI Wireless, Inc. using an exchange ratio of 1.2.........................        2,066,014

      Purchase price - 2,066,014 shares at $3.95 (YDI Wireless, Inc. share price on October 29, 2003$           8,161
      Cost of Phazar stock already owned............................................................              794
      Transaction costs.............................................................................               70
      Adjust inventory to fair market value.........................................................              (89)
      Adjust property and equipment to fair market value............................................              150
      Net book value of Phazar .....................................................................           (3,182)
                                                                                                    -----------------
      Goodwill .....................................................................................$           5,904
                                                                                                    =================

(B)   Eliminate YDI's unrealized gain in Phazar.....................................................$           1,197
                                                                                                    =================


                   Pro-forma Combined Statement of Operations
                    (in thousands, except for per share data)



                                                  Telaxis          Pro-forma       Phazar
                             YDI Wireless,     Communication     YDI Wireless,  Corporation
                             Inc. for the     Corporation for        Inc.         for the Year
                              Year Ended        Three Months      Combined         Ended
                              December 31,     Ended March 31,    December 31,   November 30,    Pro-forma      Pro-forma
                              2003                 2003              2003           2003        Adjustments      Combined
                             -------------    ----------------   -------------  --------------  ------------   ------------

Revenue...................   $      27,241    $              5   $      27,246  $        8,302  $     (500)(A) $     35,048
Cost of goods sold........          15,714                 403          16,117           5,639        (500)(A)       21,167
                                                                                                       (89)(C)
                             -------------    ----------------   -------------  --------------  ----------     ------------
Gross profit (loss).......          11,527                (398)         11,129           2,663          89          13,881
                             -------------    ----------------   -------------  --------------  ----------     ------------


Operating expense:
   Selling expense........           2,204                   -           2,204                            -           2,204
   General and
   administrative.........           7,090               1,310           8,400           1,769        (100)(B)       10,069
   Research and development          1,704                 663           2,367                              -         2,367
                             -------------    ----------------   -------------  --------------  ----------     ------------

     Total operating
     expenses.............          10,998               1,973          12,971           1,769        (100)          14,640
                             -------------    ----------------   -------------  --------------  ----------     ------------


Operating income (loss)...             529              (2,371)         (1,842)            89          189             (759)
                             -------------    ----------------   -------------  --------------  ----------     ------------

Other income (expenses):
   Interest income........             128                  93             221               1           -              222
   Interest expense.......            (149)                (42)           (191)            (45)          -             (236)
   Other income...........              53                   -              53              50           -              103
                             -------------    ----------------   -------------  --------------  ----------     ------------
     Total other income...              32                  51              83               6           -               89
                             -------------    ----------------   -------------  --------------  ----------     ------------
Income (loss) before
   income taxes and
   extraordinary gain.....   $         561    $         (2,320)  $      (1,759) $          900  $      189     $       (670)
                             -------------    ----------------   -------------  --------------  ----------     ------------
Weighted average shares -
basic and diluted.........      12,570,845                                           2,066,014              (D)  14,636,859
                             =============                                      ==============                 ============
   Earnings (loss) per
   share - basic and
   diluted................   $        0.37                                                                     $      (0.08)
                             =============                                                                     ============


(A)       To eliminate value of goods purchased by YDI from Phazar                              $      500
                                                                                                ==========
(B)       To eliminate duplicate public company expenses                                        $     (100)
                                                                                                ==========
(C)       To eliminate the gross margin on inventory on Phazar's books at the time of purchase  $       89
                                                                                                ==========

(D) The number of YDI common shares to be issued is based upon the exchange ratio set forth in the Agreement and Plan of Merger. For purposes of this pro forma presentation, the YDI common stock was deemed to be outstanding for the entire pro forma period.

Phazar Selected Historical Consolidated Financial Data

      The following selected historical consolidated financial data were derived from financial statements audited by Weaver and Tidwell, LLP, independent accountants, for the years ended May 31, 1999, 2000, 2001, 2002, and 2003. The selected financial data of Phazar for the six months ended November, 2002 and 2003 were derived from the unaudited condensed consolidated financial statements of Phazar adjusted to remove the discontinued aircraft interior refurbishing operations. Phazar disposed of this business on May 31, 2003. This information should be read in conjunction with Phazar's management's discussion and analysis of financial condition and results of operations and Phazar's financial statements, including the related notes, contained elsewhere in this proxy statement/prospectus.



                                                                                                                    Six Months Ended
                                                                   Year Ended May 31,                               November 30,
                                             ---------------------------------------------------------------------------------------
                                               1999        2000           2001        2002          2003         2002         2003
                                               ----        ----           ----        ----          ----         ----         ----
                                                                      (in thousands, except per share data)
Consolidated Statements of Operations
Data:
   Revenue, net ........................     $ 7,787      $ 6,304       $ 8,302      $ 6,768       $ 7,414      $ 3,882      $ 4,770
   Gross profit ........................       1,891        1,657         2,943        2,248         2,829        1,720        1,554
   Income (loss) from continuing
   operations ..........................         234          (36)          259         (791)          251          276          613
   Net income (loss) applicable to
   common stockholders .................         234          (36)          259         (791)          251          276          613
   Basic and diluted earnings (loss) per
   share from continuing operations ....        0.13        (0.02)         0.12        (0.36)         0.12         0.13         0.28
   Basic and diluted earnings (loss) per
   share ...............................     $  0.13      $ (0.02)         0.12        (0.36)      $  0.12      $  0.13      $  0.28
   Shares used in computing earnings
   (loss) per share ....................       1,853        1,920         2,153        2,172         2,178        2,176        2,189

                                                                               May 31,
                                                        ------------------------------------------------------     November 30,
                                                         1999        2000       2001         2002         2003          2003
                                                         ----        ----       ----         ----         ----          ----
                                                                                 (in thousands)
Consolidated Balance Sheet Data:
   Cash and cash equivalents and short
      term investments .........................        $  270      $  282     $  313      $  202        $  191        $1,153
   Working capital .............................         2,563       2,945      2,756       1,929         1,464         2,158
   Total assets ................................         6,869       7,352      6,017       5,717         4,719         5,423
   Long-term obligations, less current
      portion ..................................         1,975       1,912      1,813       1,682           632           718
   Total stockholders' equity ..................        $2,975      $3,646     $3,322      $2,663        $2,543        $3,182

Phazar Quarterly Financial Data

                                     Quarter
                      (in thousands, except per share data)
--------------------------------------------------------------------------------
For the year ended May 31, 2003                First           Second
------------------------------------          -------          -------
Revenue .............................         $ 2,090          $ 2,680
Gross profit ........................             840              715
Net income (loss) from continuing
operations ..........................             319              294
Net income (loss) ...................             319              294
Basic and diluted earnings (loss) per
share from continuing operations ....            0.15             0.13
Basic and diluted earnings (loss) per
share ...............................         $  0.15          $  0.13
--------------------------------------------------------------------------------

                                     Quarter
                      (in thousands, except per share data)
---------------------------------------------------------------------------------------------------------
For the year ended May 31, 2003                First           Second           Third            Fourth
------------------------------------          -------          -------          ------           -------
Revenue .............................         $ 1,916          $ 1,966          $ 1,801          $ 1,731
Gross profit ........................             893              827              507              603
Net income (loss) from continuing
operations ..........................              92              184               16              (41)
Net income (loss) from discontinued
operations ..........................            (151)             (58)            (383)             209
Net income (loss) ...................             (59)             126             (367)             168
Basic and diluted earnings (loss) per
share from continuing operations ....            0.04             0.19             0.01            (0.02)
Basic and diluted earnings (loss) per
share from discontinued operations ..           (0.07)           (0.03)           (0.18)            0.10
Basic and diluted earnings (loss) per
share ...............................         $ (0.03)         $  0.06          $ (0.17)         $  0.08
---------------------------------------------------------------------------------------------------------


                                     Quarter
                      (in thousands, except per share data)
---------------------------------------------------------------------------------------------------------
For the year ended May 31, 2003                First           Second           Third            Fourth
------------------------------------          -------          -------          ------           -------
Revenue .............................         $ 1,578          $ 2,305          $ 1,299          $ 1,587
Gross profit ........................             334              921              389              604
Net income (loss) from continuing
operations ..........................            (189)              10             (339)            (273)
Net income (loss) from discontinued
operations ..........................            (265)             (29)              66             (130)
Net loss ............................            (454)             (19)            (273)            (403)
Basic and diluted earnings (loss) per
share from continuing operations ....           (0.09)            0.01            (0.15)           (0.13)
Basic and diluted (loss) earnings per
share from discontinued operations ..           (0.12)           (0.02)            0.03            (0.06)
Basic and diluted earnings (loss) per
share ...............................         $ (0.21)         $ (0.01)         $ (0.12)         $ (0.19)
---------------------------------------------------------------------------------------------------------

      Earnings per share calculations for each of the quarters are based on the weighted average shares outstanding for each period. The sum of the quarters may not necessarily be equal to the full year earnings per share amounts.

                    Selected Unaudited Consolidated Pro Forma
                        Condensed Combined Financial Data

                    (In thousands, except per share amounts)

      The selected unaudited consolidated pro forma condensed combined financial data give effect to YDI's proposed merger with Phazar as if the merger had been completed on January 1, 2003 and 2002 for the statement of operations data and as of December 31, 2003 for the balance sheet data. Note the Phazar comparative time periods used are the twelve-month periods ended November 30, 2003 and 2002. The unaudited pro forma statement of operations data have been adjusted to reflect the 1-for-4 reverse stock split YDI implemented on July 9, 2003. The selected unaudited consolidated pro forma condensed combined financial data should be read in conjunction with the full unaudited pro forma consolidated condensed combined financial information beginning on page F-2 of this proxy statement/prospectus as well as the respective consolidated financial statements and related notes of YDI and Phazar contained in this proxy statement/prospectus.

      You should not rely on the selected consolidated unaudited pro forma condensed combined financial information as an indication of the results of operations or financial position that would have been achieved if this merger had taken place earlier or of the results of operations or financial position of the combined company after completion of the merger.

                                                                         Year Ended
                                                                      December 31, 2003
                                                                     ------------------
Unaudited pro forma statement of operations data:                       (in thousands)
Revenue, net ..........................................................      $   35,048
Gross profit ..........................................................          13,881
Loss from continuing operations .......................................            (670)
Net loss ..............................................................          (1,237)
Basic and diluted loss per share ......................................      $    (0.08)
Shares used in computing basic and diluted earnings loss per share ....          14,637



                                                               December 31, 2003
                                                               -----------------
                                                                (in thousands)
Unaudited pro forma balance sheet data:
     Cash and cash equivalents ............................      $   10,143
     Working capital ......................................          14,754
     Goodwill and other intangible assets, net ............           6,524
     Total assets .........................................          29,994
     Long-term obligations, less current portion                      2,016
     Total stockholders' equity ...........................      $   23,149

                           Comparative Per Share Data

      The following table provides historical per share data of YDI and Phazar and combined per share data on a pro forma basis. Pro forma book value per share and earnings per share have been calculated assuming that 1.2 shares of YDI common stock will be issued in exchange for each outstanding share of Phazar common stock. The historical YDI data have been adjusted to reflect the 1-for-4 reverse stock split implemented on July 9, 2003. Equivalent pro forma data are calculated by multiplying the pro forma combined per share data by the exchange ratio of 1.2. This information should be read in conjunction with the selected historical financial data, the pro forma condensed combined financial information, and the separate historical financial statements and related notes of YDI and Phazar contained elsewhere in this proxy statement/prospectus.

      The Phazar comparative time periods used are for the twelve-month period ended November 30, 2003 and the year ended May 31, 2003. In addition, the pro forma combined and equivalent pro forma figures take into account the YDI acquisition of Telaxis Communications Corporation in April 2003.

                                               YDI          Phazar         Pro Forma      Equivalent
Book value per share:                       Historical    Historical       Combined       Pro Forma
                                            ----------    ----------       --------       ---------
   December 31, 2003 ................        $  1.14        $  1.45         $  1.70         $  1.42

Earning (loss) per share for the year
ended December 31, 2003:
   Basic: ...........................           0.37           0.28           (0.10)          (0.08)
   Diluted ..........................           0.36           0.28           (0.10)          (0.08)


                          PHAZAR CORP AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                    November 30, 2003       May 31, 2003
                                                                       (Unaudited)            (Audited)
                                                                    -----------------      -------------
CURRENT ASSETS:
  Cash and cash equivalents                                            $   1,152,948       $     190,988
  Accounts receivable:
     Trade, net of allowance for doubtful accounts
        of $7,021 as of November 30 and May 31, 2003                         474,526             808,708
     United States Government                                                 89,285             175,848
   Inventories                                                             1,784,606           1,690,716
   Prepaid expenses and other assets                                         108,542              68,314
   Income taxes receivable                                                        --               2,000
   Deferred income taxes                                                      71,207              71,207
                                                                       -------------       -------------

   Total current assets                                                    3,681,114           3,007,781

Property and equipment, net                                                1,605,218           1,509,782

Identifiable Intangible Assets                                               136,539             185,030

Deferred income taxes                                                             --              16,161
                                                                       -------------       -------------

TOTAL ASSETS                                                           $   5,422,871       $   4,718,754
                                                                       =============       =============

The Notes to Consolidated Financial Statements are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Notes payable                                                          $          --       $   1,020,000
  Current portion of long-term debt                                             63,804              63,804
  Deferred revenue: BAE Systems ATI                                            676,324                  --
  Accounts payable                                                             398,344              67,402
  Accrued expenses                                                             343,858             386,524
  Income tax payable                                                            41,126               6,314
                                                                         -------------       -------------

   Total current liabilities                                                 1,523,456           1,544,044

Long-term debt                                                                 600,664             631,719
Deferred income taxes                                                          117,246                  --
                                                                         -------------       -------------

    Total long-term liabilities                                                717,910             631,719
                                                                         -------------       -------------

     Total liabilities                                                       2,241,366           2,175,763
                                                                         -------------       -------------

COMMITMENTS AND CONTINGENCIES                                                       --                  --

SHAREHOLDERS' EQUITY

Preferred Stock, $1 par, 2,000,000 shares authorized, none issued
    or outstanding, attributes to be determined when issued                         --                  --
Common stock, $0.01 par, 6,000,000 shares authorized
    2,191,928 and 2,182,028 issued and outstanding                              21,920              21,820
  Additional paid in capital                                                 2,790,996           2,765,539
  Retained earnings (deficit)                                                  368,589            (244,368)
                                                                         -------------       -------------

    Total shareholders' equity                                               3,181,505           2,542,991
                                                                         -------------       -------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $   5,422,871       $   4,718,754
                                                                         =============       =============

The Notes to Consolidated Financial Statements are an integral part of these statements.

                          PHAZAR CORP AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                FOR THE PERIODS ENDED NOVEMBER 30, 2003 AND 2002
                                   (Unaudited)

                                                                 Six Months Ended                   Three Months Ended
                                                          Nov 30, 2003      Nov 30, 2002      Nov 30, 2003      Nov 30, 2002
                                                          ------------      ------------      ------------      ------------
Sales and contract revenues                               $  4,769,814      $  3,882,222      $  2,679,624      $  1,966,112
Cost of sales and contracts                                  3,215,720         2,162,614         1,965,053         1,139,198
                                                          ------------      ------------      ------------      ------------

     Gross Profit                                            1,554,094         1,719,608           714,571           826,914

Sales and administration expenses                              604,497         1,217,707           263,088           506,514
                                                          ------------      ------------      ------------      ------------

     Operating Profit (Loss)                                   949,597           501,901           451,483           320,400

Other income (expense)
       Interest expense                                        (29,032)          (85,100)          (11,913)          (42,231)
       Interest income                                             610               219                 9               171
       Other Income                                              7,551             1,238             5,328               890
                                                          ------------      ------------      ------------      ------------

Total other expense                                            (20,871)          (83,643)           (6,576)          (41,170)
                                                          ------------      ------------      ------------      ------------

Income (loss) from continuing operations
before income taxes                                            928,726           418,258           444,907           279,230

Income tax provision                                          (315,769)         (142,208)         (151,270)          (94,938)
                                                          ------------      ------------      ------------      ------------

        Income from continuing operations                      612,957           276,050           293,637           184,292

Discontinued Operations
        Loss from operations of discontinued
          Aircraft Interiors segment, net of
          $107,470 and $29,918 tax benefit in 2002                  --          (208,620)               --           (58,077)
                                                          ------------      ------------      ------------      ------------
Net income                                                $    612,957      $     67,430      $    293,637      $    126,215
                                                          ============      ============      ============      ============
Earnings (loss) per common share
        Continuing operations                                     0.28              0.13              0.13              0.09
        Discontinued operations                                     --             (0.10)               --             (0.03)
                                                          ------------      ------------      ------------      ------------
        Net earnings per common share                     $       0.28              0.03      $       0.13      $       0.06
                                                          ============      ============      ============      ============

The Notes to Consolidated Financial Statements are an integral part of these statements

                          PHAZAR CORP AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE SIX MONTHS ENDED NOVEMBER 30, 2003 AND 2002
                                   (Unaudited)

                                                                            Six Months Ended
                                                                   November 30, 2003    November 30, 2002
                                                                   -----------------    -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                     $    612,957         $    276,050
  Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Depreciation                                                           125,711              140,458
    Amortization                                                            48,491               47,452
    Stock based compensation                                                15,557                3,858
    Deferred federal income tax                                            133,407               18,507
    Loss on disposal of fixed assets                                         1,223                   --
    Changes in assets and liabilities:
      Accounts receivable                                                  420,745             (389,700)
      Inventory                                                            (93,890)             (43,989)
      Prepaid expenses                                                     (40,228)             (11,001)
      Income tax receivable                                                  2,000              479,282
      Deferred revenue                                                     676,324                   --
      Accounts payable                                                     330,942              (81,553)
      Accrued expenses                                                     (42,666)              99,530
      Income Taxes Payable                                                  34,812               32,727
                                                                      ------------         ------------

  Net cash provided by (used in) continuing operations                   2,225,385              571,621

  Net cash provided by (used in) discontinued operations                        --             (251,029)
                                                                      ------------         ------------

  Net cash provided by (used in) operating activities                    2,225,385              320,592
                                                                      ------------         ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                                      (222,370)                  --
                                                                      ------------         ------------

       Net cash used in investing activities                              (222,370)                  --

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (payments) under bank line of credit                   (1,020,000)            (160,000)
  Principal payments on long term debt                                     (31,055)             (28,884)
  Proceeds from exercise of stock options                                   10,000                   --
                                                                      ------------         ------------

Net cash used in financing activities                                   (1,041,055)            (188,884)
                                                                      ------------         ------------

  Net increase (decrease) in cash and cash equivalents                     961,960              131,708

  CASH AND CASH EQUIVALENTS, beginning of
  Period                                                                   190,988              201,806
                                                                      ------------         ------------
  CASH AND CASH EQUIVALENTS, end of period                            $  1,152,948         $    333,514
                                                                      ============         ============

The Notes to Consolidated Financial Statements are an integral part of these statements

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for:

    Interest (none capitalized)                                       $     29,032         $     85,100
                                                                      ============         ============

    Income taxes                                                      $    145,550         $         --
                                                                      ============         ============

SCHEDULE OF NON-CASH
INVESTING AND FINANCING ACTIVITIES

 Stock Based Compensation                                             $     15,557         $      3,858
                                                                      ============         ============

The Notes to Consolidated Financial Statements are an integral part of these statements.

NOTE 1 STATEMENT OF INFORMATION FURNISHED

The accompanying unaudited consolidated financial statements have been prepared in accordance with Form 10-QSB instructions and in the opinion of management contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of November 30, 2003, the results of operations for the six months ended and three months ended November 30, 2003 and November 30, 2002, and the cash flows for the six months ended November 30, 2003 and November 30, 2002. These results have been determined on the basis of United States generally accepted accounting principles and practices applied consistently with those used in the preparation of the Company's audited financial statements for its fiscal year ended May 31, 2003.

Earnings (loss) per share are computed by dividing net income (loss) available for common stock by the weighted average number of common shares outstanding during the year. Weighted average shares outstanding were 2,188,839 and 2,176,491 for the six months ended November 30, 2003 and November 30, 2002, respectively. Stock options outstanding at November 30, 2003 and 2002 were not included in earnings per share because their effect would be anti-dilutive. Dilutive effect of stock options outstanding at November 30, 2003 were not material to earnings per share.

The Company accounts for stock based compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", which requires compensation cost to be measured at the date of grant based on the intrinsic value of the options granted. The intrinsic value of an option is equal to the difference between the market price of the common stock on the date of grant and the exercise price of the option. No stock options were granted in 2003 or 2002 therefore there were no pro-forma effects on earnings to disclose using the fair value method under FASB 148.

NOTE 2 BUSINESS

General

PHAZAR CORP operates as a holding company with Antenna Products Corporation, Phazar Antenna Corp. and Tumche Corp. (fka Phazar Aerocorp, Inc.) and Thirco, Inc. as its wholly owned subsidiaries. Antenna Products Corporation is an operating subsidiary that designs, manufactures and markets antenna systems, towers and communication accessories worldwide. The United States Government, military and civil agencies, and prime contractors represent Antenna Products Corporation's principal customers. Phazar Antenna Corp. is a separate legal entity that currently operates as a small division of Antenna Products Cropration. Thirco, Inc. serves as an equipment leasing company to Antenna Products Corporation. The Company's operations are performed in Texas for customers throughout the country.

Product information is available from the Internet web page at:
//www.antennaproducts.com and at: //www.phazar.com.

Antenna Products Corporation

Antenna Products Corporation was incorporated in Texas in 1984 to continue a business started in 1972 and operated as a closely held "C" corporation until January 24, 1992. Thereafter, Antenna Products Corporation has operated, as a wholly owned subsidiary of PHAZAR CORP. Antenna Products Corporations' address is 101 S.E. 25th Avenue, Mineral Wells, Texas 76067. The telephone number is
(940) 325-3301.

Antenna Products Corporation designs, manufactures and markets standard and custom antennas, guyed and self supported towers, support structures, masts and communication accessories worldwide. Customers include the U.S. Government, both military and civil agencies, U.S. Government prime contractors and commercial clients. Examples of Antenna Products Corporation's U.S. Government supplied products include ground to air collinear antennas, instrument landing antennas and towers, fixed system multi-port antenna arrays, tactical quick erect antennas and masts, shipboard antenna tilting devices, transport pallets, surveillance antennas, antenna rotators, positioners and controls, and high power broadcast baluns. Examples of the Company's commercial products include panel, sector, omni directional and closed loop telecommunications antennas, automatic meter reading (AMR), instrument scientific medical (ISM), cellular, paging and yagi antennas, guyed towers, self supported towers.

The majority of Antenna Products Corporation's revenues comes from fixed -price contracts, secured through a bidding process, for particular, custom ordered antenna production systems that Antenna Products Corporation builds according to the specification of the customer. Except for inventory of standard products including small antennas, accessories and some towers in the amount of $348,784 at November 30, 2003, Antenna Products Corporation does not build and inventory equipment for future off the shelf sales. The sales volume for a particular antenna or antenna system is, therefore, a function of a fixed price contracts for build to order antenna or systems awarded to Antenna Products Corporation. However, a general product sales breakdown for fiscal years ended May 31, 2003 and the six months ended November 30, 2003, as a percentage of total sales are as follows:

                                   For the fiscal year ended     For the six months ended
                                           May 31, 2003             November 30, 2003
Antenna sales                                     7%                        3%

Shipboard equipment sales                        19%                        1%

Instrument landing systems sales                 19%                        9%

Collinear antenna sales                          14%                        8%

Tower sales                                       6%                        4%

Mast sales                                        2%                        3%

Standard product sales                            5%                        3%

Spares and accessories sales                     18%                       16%

Commercial antenna sales                         10%                        6%

BAE Systems ATI sales                            --%                       47%

Antenna Products Corporation's customer base is primarily government and government prime contractor focused, but this is slowly changing as Antenna Products Corporation continues to develop and market new commercial products. Antenna Products Corporation's market is international in scope. Antenna Products Corporation currently focuses on developing domestic markets and has a limited amount of foreign sales. The specialized need of Antenna Products Corporation's customers and the technology required to meet those needs change constantly. Accordingly, Antenna Products Corporation stresses its engineering, installation, service and other support capabilities. Antenna Products Corporation uses its own sales and engineering staff to service its principal markets. Some of Antenna Products Corporation's contracts are large relative to total annual sales volume and therefore the composition of the customer base is different year to year. In 2003 the U.S. Government was the single largest customer, and accounted for 21% of the sales volume. THALES ATM, Inc. was the second largest customer and accounted for 16% of total sales. Orders for equipment in some of these product categories are in backlog and, therefore, the U.S. Government and THALES ATM, Inc. are expected to be major clients again in 2004.

Antenna Products Corporation, including its predecessors, has been building antennas and related structures and systems for over 30 years. We believe that Antenna Products Corporation enjoys a reputation for building quality products at a competitive price, because we continue to be asked to bid for new work. Because of our size and lack of significant liquid assets we are4 at a competitive disadvantage to larger companies that have greater resources to be able to bid a job at lower margins. In terms of gross assets, sales and number of employees, Antenna Products Corporation is a relatively small company compared to the companies with which we compete. On the other hand, our customers know us, know our personnel and can rely on us to build the antennas or tower or masts, etc according to their specifications. We, therefore, compete on the basis of our reputation and history of building quality product s at reasonable prices.

As discussed above, Antenna Products Corporation is one of many suppliers of antennas and related manufacturing services to the government and government prime contractors. Antenna Products Corporation competes on the basis of cost and product performance in a market with no dominant supplier. Due to fixed-price contracts and pre-defined contract specifications prevalent within this market, Antenna Products Corporation competes primarily on the basis of its ability to provide state-of-the-art solutions in the technologically demanding marketplace while maintaining its competitive pricing.

Antenna Products Corporation is primarily a build to order company and most manufacturing requirements are established on a contract basis. For this reason, the majority of the inventory is work in process. Approximately 20% of total inventory, $348,784 is currently maintained in stock for delivery to customers. Some raw materials are also inventoried to support customer delivery schedules. Antenna Products Corporation performs work for the United States Government primarily under fixed-price prime contracts and subcontracts. Under fixed-price contracts, Antenna Products Corporation realizes any benefit or detriment occasioned by lower or higher costs of performance.

Antenna Products Corporation is subject to certain risks common to all companies that derive a portion of their revenues from the United States Government. These risks include rapid changes in technology, changes in levels of government spending, and possible cost overruns. Recognition of profits on major contracts is based upon estimates of final performance, which may change as contracts progress. Contract prices and costs incurred are subject to Government Procurement Regulations, and costs may be questioned by the Government and are subject to disallowance. United States Government contracts contain a provision that they may be terminated at any time for the convenience of the Government. In such event, the contractor is entitled to recover allowable costs plus any profits earned to the date of termination. Collections are generally set in accordance with federal acquisition standards, which require payment in accordance with "Net 30" terms after acceptance of goods. Antenna Products Corporation is not directly regulated by any governmental agency in the United States. Most of Antenna Products Corporation's customers, and the antenna and tower industries in general, are subject to meeting various government standards. These performance standards necessitate Antenna Products Corporation's ability to produce antenna designs, which can be updated to conform to customer requirements in a changing regulatory environment. These regulations have not adversely affected operations.

Antenna Products Corporation does not depend on any license, patent or trademark, other than its good name, to secure business. While Antenna Products Corporation does hold certain patents, they are not material to its business. While Antenna Products Corporation complies with all environmental laws, the costs and effects of compliance are not material to its operations.

Antenna Products Corporation plans to reinvest from 2% to 5% of sales in research and development projects, and bid and proposal activities. The mix of expenditures between the two areas in any given year is a function of the demand for new independently developed innovative systems and the level of requirements solicited. In 2003 Antenna Products Corporation invested 2.9% of sales in independent research and development (R&D) and bid and proposal activities (B&P). The level of expenditures for R&D and B&P as a ratio to sales in the first six months of 2004 was 2% of sales. Antenna Products Corporation does not consider patents to be material to its operations nor would the loss of any patents adversely affect operations.

Tumche Corp. (fka Phazar Aerocorp, Inc.)

On May 31, 2003 Phazar Corp sold the assets and business of Phazar Aerocorp Inc. to Phaero LLC, a new company that was formed by Gary Havener, principal member and President of Phazar Corp and Brian Perry man, General Manager of Phazar Aerocorp Inc. Phaero LLC purchase the assets of Phazar Aerocorp Inc. including the name Phazar Aerocorp and assumed the liabilities, including all indebtedness and lease obligations of Phazar Aerocorp Inc. excluding the intercompany debt. Phaero LLC also assumed Phazar Corp's subsidiary, Antenna Products Corporation's $800,000 indebtedness to Sinan Corp. as a condition of the sale.

On June 16, 2003, the name of Phazar Aerocorp Inc. was change to Tumche Corp. Tumche Corp. is a wholly owned subsidiary of Phazar Corp. It has no sales or operations.

Phazar Antenna Corp.

Phazar Antenna Corp. is a wholly owned subsidiary of PHAZAR CORP. It was formed as a Delaware corporation and activated on June 1, 2000. Phazar Antenna Corp. moved in May, 2002 to the facilities of Antenna Products Corporation. Phazar Antenna Corp.'s new address is 101 S.E. 25th Ave, Mineral Wells, TX., 76067. The telephone number is (940) 325-3301.

Phazar Antenna Corp. provides a complete line of fixed and mobile antennas for ISM (instrument scientific medical), wireless Internet, wireless LAN, wireless local loop, fixed GPS, MMDS (fixed wireless) and embedded Bluetooth market applications. This product line compliments Antenna Products Corporation's existing product lines of cellular, PCS, paging, ISM and AMR (automatic meter reading), omni-directional and sector wireless antennas. Phazar Antenna Corp sales for the six months ended November 30, 2003 amount to approximately 3% of total sales. We expect that for fiscal year ended May 31, 2004 this percentage will remain unchanged. The Phazar Antenna Corp. commercial wireless product lines are manufactured at Antenna Products Corporation's plant in Mineral Wells, Texas.

Thirco, Inc.

Thirco, Inc. was formed on November 1, 1993 as a Delaware company to purchase and lease equipment and facilities to the other operating units of PHAZAR CORP. The primary lease arrangements are with Antenna Products Corporation. Thirco will occasionally assist in servicing the banking needs of PHAZAR CORP's operating units. Since all activity is internal to PHAZAR CORP and its operating subsidiaries, financial data is consolidated with PHAZAR CORP. Thirco does not employ any full time employees and does not intend to employ any in the foreseeable future. Thirco does not intend to engage in any outside business transactions.

Seasonality

PHAZAR CORP's businesses are not dependent on seasonal factors.

Backlog

The backlog of orders at Antenna Products Corporation was $5.6 million on November 30, 2003. This compares to $2.7 million in backlog on November 30, 2002. Over 80% of the $5.6 million in backlog will be delivered in the balance of the 2004 fiscal year.

Phazar Antenna Corp. orders are normally shipped within 2 weeks; hence Phazar Antenna Corp. backlog of orders was negligible on November 30, 2003.

NOTE 3 BUSINESS SEGMENTS

The Company sold the assets and business of Phazar Aerocorp Inc. on May 31, 2003. As a result of this sale, the Company operates in one business segment.

NOTE 4 INVENTORIES

      The major components of inventories are as follows:

                                                       November 30, 2003         May 31, 2003
                                                       -----------------         ------------
            Raw materials                                  $  803,239             $  791,375
            Work in process                                   632,583                559,965
            Finished goods                                    348,784                339,376
                                                           ----------             ----------
                                                           $1,784,606             $1,690,716
                                                           ==========             ==========

NOTE 5 NOTES PAYABLE

      At November 30, 2003, and May 31, 2003 notes payable consist of a revolving note payable to a bank, with a maximum amount not to exceed the lesser of $1,000,000 and $2,000,000, respectively or a calculated borrowing base determined by a formula based upon the amount of certain qualified receivables and inventories as defined in the loan agreement.

      Interest is payable monthly at the prime rate (4 % and 4.25% at November 30, 2003, and May 31, 2003 respectively) plus 1% until September 30, 2004, when any unpaid principal and interest shall be due. Borrowings under the revolving note payable are collateralized by accounts receivable and inventories. Under the agreement, the Company must maintain a minimum net worth of $2,000,000 and working capital of $1,000,000.

NOTE 6 LONG TERM DEBT

      At November 30, 2003 and May 31, 2003, long-term debt consists of the following:

                                                                                             November 30, 2003    May 31, 2003
                                                                                             -----------------    ------------
       Mortgage note to a bank, guaranteed 80% by a U.S. Government agency, payable $10,050 per month, including interest at the prime rate (4% and
       4.25% at November 30, 2003 and May 31, 2003 respectively) plus 0.5%
       (matures September 11, 2011); collateralized by certain real estate, fixtures and assignment of life insurance policy with a principal shareholder. The note is also guaranteed by a principal shareholder and the Company is required to maintain certain covenants including $1,000,000 in working capital and a ratio of maximum debt to net worth of seven to one. The Company was in compliance with these covenants at November 30,
       2003 and May 31, 2003                                                                      $ 664,468         $ 695,523

       Less current portion of long-term debt                                                     $ (63,804)        $ (63,804)
                                                                                                  ---------         ---------

                                                                                                  $ 600,664         $ 631,719
                                                                                                  =========         =========

NOTE 7 NEW ACCOUNTING PRONOUNCEMENTS

      In June 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 142 "Goodwill and Other Intangible Assets". This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized. Goodwill and intangible assets that have indefinite useful lives will no longer be amortized but rather will be tested at least annually for impairment by comparing to fair value. Goodwill amortization expense for the six months ended November 30, 2003 was $0. The goodwill was included in the assets purchased by Phaero LLC on May 31, 2003.

      In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized. The standard is effective for the Company for the fiscal year ending May 31, 2004, but earlier adoption is encouraged. The adoption of this standard did not have a material impact on the Company's financial statements.

      The FASB has issued SFAS No. 148, Accounting for Stock-Based Compensation
      - Transition and Disclosure, which amends the disclosure requirements of SFAS No.123. The statement provides alternative methods of transition for voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted this statement.

NOTE 8 STOCK OPTIONS

      In 1999, the Board of Directors approved a stock option plan that provided the option to purchase 60,000 shares at $2.00 to Clark D. Wraight, an officer of the Company. The plan has an expiration date of March 31, 2006 or the earlier of the officer's last day of employment.

      In 2000, Phazar's Board of Directors granted a stock option to purchase 75,000 shares at $2.00 per share to Steve Schineler, an employee of the Phazar. The options have an expiration date of November 20, 2007 or the employee's last day of employment, if earlier.

      During the years ended May 31, 2003 and 2002, the Board of Directors did not grant any stock options.

      A summary of the status of the Company's stock option plans as of November 30, 2003 and May 31, 2003 and changes for the 2 periods then ended are as follows:

                                                                               Weighted
                                                                                Average
                                                                               Exercise
                                                            Shares              Price
                                                            ------              -----
         Outstanding at May 31, 2001                        488,000               2.16

                  Granted                                        --                 --
                  Exercised                                      --                 --
                  Forfeited                                   8,000               2.47
                                                           --------

         Outstanding at May 31, 2002                        480,000               2.15

                  Granted                                        --                 --
                  Exercised                                      --                 --
                  Forfeited                                 345,000               2.21
                                                           --------

         Outstanding at May 31, 2003                        135,000               2.00

                  Granted                                        --                 --
                  Exercised                                   5,000               2.00
                  Forfeited                                      --                 --
                                                           --------

         Outstanding at November 30, 2003                   130,000               2.00
                                                           ========

         Exercisable at November 30 and May 31, 2003        130,000            110,250
                                                           ========            =======

         Weighted averaged remaining
              contractual life (in years) 2001
              and 2000 plans at November 30 and
              May 31, 2003                                     3.20                4.5
                                                           ========            =======

NOTE 9 Merger

On October 31, 2003, the Company entered into a definitive merger agreement to be acquired by YDI Wireless, Inc., a developer and supplier of broadband wireless solutions. Under the terms of the agreement, PHAZAR stockholders will receive 1.2 shares of YDI common stock for each share of PHAZAR common stock. The consummation of the merger is contingent upon approval by the stockholders of PHAZAR, regulatory approvals and the satisfaction of other closing conditions set forth in the merger agreement.

NOTE 10 Deferred Revenue

In April 2003, Antenna Products Corporation was awarded a $6,227,008 contract from BAE Systems ATI to manufacture a 132 high power, high-frequency antenna system in Alaska. The fixed-price contract has a scheduled completion date for July 31, 2004 and stipulates scheduled milestone payments throughout the contract period. Milestone payments are received in advance of the completion of the related phase of the contract and are recorded as deferred revenue when received. Revenue is recognized when earned based on cost incurred to date plus estimated profit margin in relation to the total estimated cost plus profit margin on the entire project. Anticipated losses will be recognized in their entirety when they become apparent.

                          INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Stockholders
PHAZAR CORP and Subsidiaries

We have audited the accompanying consolidated balance sheets of PHAZAR CORP and Subsidiaries as of May 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PHAZAR CORP and subsidiaries as of May 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.


WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
July 18, 2003

                          PHAZAR CORP AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                              MAY 31, 2003 AND 2002

                                     ASSETS

                                                                      2003                2002
                                                                 -------------       -------------
CURRENT ASSETS
  Cash and cash equivalents ..................................   $     190,988       $     201,806
  Accounts receivable:
     Trade, net of allowance for doubtful accounts
        of $7,021in 2003 and 2002 ............................         808,708             710,975
      United States Government ...............................         175,848              62,512
Inventories ..................................................       1,690,716           2,016,720
Prepaid expenses and other assets ............................          68,314              83,535
Income taxes receivable ......................................           2,000             479,282
Deferred income taxes ........................................          71,207             142,957
                                                                 -------------       -------------

  Total current assets .......................................       3,007,781           3,697,787

Property and equipment, net ..................................       1,509,782           1,737,517

Identifiable Intangible Assets ...............................         185,030             281,256

Deferred income taxes ........................................          16,161                  --

Assets of discontinued operations ............................              --           2,093,560
                                                                 -------------       -------------

TOTAL ASSETS .................................................   $   4,718,754       $   7,810,120
                                                                 =============       =============

The Notes to Consolidated Financial Statements are an integral part of these statements.

                          PHAZAR CORP AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                              MAY 31, 2003 AND 2002

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                     2003              2002
                                                                                  -----------      -----------
CURRENT LIABILITIES
  Notes payable ......................................................            $ 1,020,000      $ 1,145,000
  Current portion of long-term debt ..................................                 63,804           59,503
  Accounts payable ...................................................                 67,402          239,668
  Accrued expenses ...................................................                386,524          324,784
  Income tax payable .................................................                  6,314               --
                                                                                  -----------      -----------
   Total current liabilities .........................................              1,544,044        1,768,955
                                                                                  -----------      -----------

Long-term debt .......................................................                631,719          695,526
Note payable to shareholder ..........................................                     --          800,000
Deferred income taxes ................................................                     --          186,529
                                                                                  -----------      -----------
   Total long-term liabilities .......................................                631,719        1,682,055
                                                                                  -----------      -----------

Liabilities of discontinued operations ...............................                     --        1,696,425

   Total liabilities .................................................              2,175,763        5,147,435
                                                                                  -----------      -----------

COMMITMENTS AND CONTINGENCIES ........................................                     --               --

MINORITY INTEREST IN SUBSIDIARY ......................................                     --               --

SHAREHOLDER'S EQUITY .................................................

Preferred stock, $1 par, 2,000,000 shares authorized, none issued
    or outstanding, attributes to be determined when issued ..........                     --               --
Common stock, $0.01 par, 6,000,000 shares authorized
    2,182,028 and 2,174,828 issued and outstanding ...................                 21,820           21,748
  Additional paid in capital .........................................              2,765,539        2,753,136
  Retained earnings ..................................................               (244,368)        (112,199)
                                                                                  -----------      -----------

   Total shareholders' equity ........................................              2,542,991        2,662,685

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ...........................            $ 4,718,754      $ 7,810,120
                                                                                  ===========      ===========

              The Notes to Consolidated Financial Statements are an
                       integral part of these statements.

                          PHAZAR CORP AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                        YEARS ENDED MAY 31, 2003 AND 2002

                                                                                    2003             2002
                                                                                -----------      -----------
Sales and contract revenues ............................................        $ 7,414,397      $ 6,768,258
Cost of sales and contracts ............................................          4,585,467        4,519,951
                                                                                -----------      -----------

   Gross Profit ........................................................          2,828,930        2,248,307

Sales and administration expenses ......................................          2,381,850        3,432,036
                                                                                -----------      -----------

   Operating Profit (Loss) .............................................            447,080       (1,183,729)

Other income (expense)
     Interest expense ..................................................           (101,866)        (106,921)
     Interest income ...................................................                499              575
     Other Income ......................................................             44,124           82,265
                                                                                -----------      -----------

Total Other Expense ....................................................            (57,243)         (24,081)
                                                                                -----------      -----------

Income (loss) from continuing operations before
     income taxes ......................................................            389,837       (1,207,810)

Income tax provision (benefit) .........................................            138,799         (417,113)
                                                                                -----------      -----------

      Income (loss) from continuing operations .........................            251,038         (790,697)

Discontinued operations
      Loss from operations of discontinued Aircraft
        Interiors segment, net of $363,636 and $196,722 tax benefit ....           (705,882)        (384,375)
      Gain on disposal of Aircraft Interiors segment,
        net of $100,212 on tax provision ...............................            322,675               --

      Minority interest in Subsidiary's loss ...........................                 --           25,546
                                                                                -----------      -----------

Net (loss) .............................................................           (132,169)      (1,149,526)
                                                                                ===========      ===========

Earnings (loss) per common share
       Continuing operations ...........................................               0.12            (0.36)
       Discontinued operations .........................................              (0.18)           (0.17)
                                                                                -----------      -----------

        Net earnings per common share ..................................        $     (0.06)     $     (0.53)
                                                                                ===========      ===========

              The Notes to Consolidated Financial Statements are an
                       integral part of these statements.

                          PHAZAR CORP AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                        YEARS ENDED MAY 31, 2003 AND 2002

                                                      Common Stock
                                                      ------------               Additional
                                               Number                              Paid In           Retained
                                             Of Shares           Amount            Capital            Earnings             Total
                                           -----------        -----------        -----------        -----------         -----------
BALANCE, MAY 31, 2001 .............          2,169,328        $    21,694        $ 2,744,526        $ 1,037,327         $ 3,803,547

Issuance of common stock ..........              5,500                 54              8,610                 --               8,664

Net income ........................                 --                 --                 --         (1,149,526)         (1,149,526)
                                             ---------        -----------        -----------        -----------         -----------

BALANCE, MAY 31, 2002 .............          2,174,828             21,748          2,753,136           (112,199)          2,662,685

Issuance of common stock ..........              7,200                 72             12,403                 --              12,475

Net income ........................                 --                 --                 --           (132,169)           (132,169)
                                             ---------        -----------        -----------        -----------         -----------

BALANCE, MAY 31, 2003 .............          2,182,028        $    21,820        $ 2,765,539        $  (244,368)        $ 2,542,991
                                             =========        ===========        ===========        ===========         ===========

             The Notes to Consolidated Financial Statements are an
                       integral part of these statements.

                          PHAZAR CORP AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        YEARS ENDED MAY 31, 2003 AND 2002

                                                                                2003              2002
                                                                             -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss) .................................................        $  (132,169)      $(1,149,526)

  Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities

   Depreciation .....................................................            281,841           292,539
   Amortization .....................................................             96,226            87,918
   Stock based compensation .........................................             12,475             8,664
   Loss on disposal of fixed assets .................................              5,392                --
   Gain on disposal of subsidiary net assets ........................           (422,887)               --
   Deferred federal income tax ......................................           (130,940)         (127,450)
   Changes in assets and liabilities:
   Accounts receivable ..............................................           (211,069)          167,347
   Inventory ........................................................            326,004           253,718
   Prepaid expenses .................................................             15,221           (52,627)
   Income taxes receivable ..........................................            477,282          (587,428)
   Accounts payable .................................................           (172,266)           (6,030)
   Accrued expenses .................................................             61,740            95,502
   Income taxes payable .............................................              6,314                --
   Minority interest ................................................                 --           (25,546)
                                                                             -----------       -----------

     Net cash provided by (used in) continuing operations ...........            213,164        (1,042,919)

     Net cash provided by discontinued operations ...................             20,022           111,652
                                                                             -----------       -----------

     Net cash provided by (used in) operating activities ............            233,186          (931,267)
                                                                             -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from disposal of fixed assets ............................              2,500                --
  Purchase of property and equipment ................................            (61,998)          (19,686)
                                                                             -----------       -----------

     Net cash used in investing activities ..........................        $   (59,498)      $   (19,686)

              The Notes to Consolidated Financial Statements are an
                       integral part of these statements.

                          PHAZAR CORP AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        YEARS ENDED MAY 31, 2003 AND 2002

                                                                               2003            2002
                                                                            ---------       ---------
CASH FLOWS FROM FINANCING ACTIVIITES
  Net borrowings (payments) under bank lines of credit ......               $(125,000)      $ 895,000
  Principal payments on long-term debt ......................                 (59,506)        (54,783)
                                                                            ---------       ---------

     Net cash (used in) .....................................
         provided by financing activities ...................                (184,506)        840,217

     Net decrease in cash and cash equivalents ..............                 (10,818)       (110,736)

CASH AND CASH EQUIVALENTS, beginning of year ................               $ 201,806       $ 312,542
                                                                            ---------       ---------

CASH AND CASH EQUIVALENTS, end of year ......................               $ 190,988       $ 201,806
                                                                            =========       =========

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
  Cash paid during the period for:

   Interest (none capitalized) ..............................               $ 220,062       $ 106,921
                                                                            =========       =========

   Income taxes .............................................               $      --       $      --
                                                                            =========       =========

SCHEDULE OF NON-CASH
INVESTING AND FINANCING ACTIVITIES

 Stock based compensation ...................................               $  12,475       $   8,664
                                                                            =========       =========

              The Notes to Consolidated Financial Statements are an
                       integral part of these statements.

NOTE 1. BUSINESS AND NATURE OF OPERATION

PHAZAR CORP operates as a holding company with Antenna Products Corporation, Phazar Antenna Corp. and Thirco, Inc. as its wholly owned subsidiaries. Antenna Products Corporation is an operating Subsidiary that designs, manufactures and markets antenna systems, towers, and communication accessories worldwide. The United States government, military and civil agencies, and prime contractors represent Antenna Products Corporation's principal customers. Phazar Antenna Corp. is a separate legal entity that currently operates as a small division of Antenna Products Corporation. Thirco serves as an equipment leasing company to Antenna Products Corporation. The Company's operations are performed in Texas for customers throughout the country.

Following is a schedule of the Company's sales to major customers at May 31, as a percentage of total sales:

                                                          2003         2002
                                                          ----         ----
        Federal Government                                 21%          20%
        Thales ATM, Inc. (fka AIRSYS ATM, Inc.)            16%          20%
        Titan                                              15%           1%
        Raytheon                                            2%           8%

At May 31, 2003 and 2002, trade receivables from four customers comprised approximately 51% and 60%, respectively, of the trade receivable balance at those dates.

NOTE 2. DISCONTINUED OPERATIONS

On January 27, 2000 the Company's subsidiary, Phazar Aerocorp, Inc., purchased the assets and the operations of the Upholstery Shop Inc.! for cash of $2,000,000. Phazar Aerocorp Inc. as an 80% owned subsidiary of PHAZAR CORP, operates in the aircraft interior refurbishing market.

The Company sold the assets and business of Phazar Aerocorp Inc. to Phaero LLC, a new corporation that was formed by Gary Havener, principal shareholder and President of PHAZAR CORP and Brian Perryman, General Manager of Phazar Aerocorp Inc. Phaero LLC purchased the assets except for deferred tax asset for net operating losses of Phazar Aerocorp Inc. including the name Phazar Aerocorp and assumed the liabilities, including all indebtedness and lease obligations of Phazar Aerocorp Inc. except the intercompany debt. Phaero LLC also assumed PHAZAR CORP's subsidiary, Antenna Products Corporation's $800,000 indebtedness to Sinan corp. as a condition of the sale. The sale was effective May 31, 2003 and total consideration received was $2,488,119. Condensed balance sheets and income statements for the discontinued operations are as follows:

                                                          2003          2002
                                                      -----------   -----------

      Current assets ..............................   $   357,253   $   242,567
      Deferred income taxes .......................        75,992        75,992
      Property and equipment, net .................       326,602       336,165
      Identifiable intangible assets ..............       839,667       976,867
      Intangible assets (goodwill) ................       461,969       461,969
                                                      -----------   -----------

          Total Assets ............................   $ 2,061,483   $ 2,093,560
                                                      ===========   ===========

      Current liabilities .........................       698,900       684,643
      Long-term debt ..............................       989,219     1,015,531
      Note payable to shareholder .................       800,000            --
      Deferred taxes on non-current ...............        (3,749)       (3,749)
      Shareholders' equity ........................      (422,887)      397,135
                                                      -----------   -----------

      Total liabilities and shareholder's equity ..   $ 2,061,483   $ 2,093,560
                                                      ===========   ===========

                                                          2003          2002
                                                      -----------   -----------

      Sales and contract revenues ..............      $ 3,159,731   $ 4,047,411
      Cost of sales and contract revenues ......        3,310,261     3,633,216
      Sales and administrative expenses ........          771,763       816,192
      Other income (expense) ...................         (147,225)     (179,100)
                                                      -----------   -----------

      Income (loss) before taxes ...............       (1,069,518)     (581,097)
                                                      -----------   -----------
      Income tax benefit .......................          363,636       196,722
      Minority interest ........................               --            --

      Net (loss) ...............................      $  (705,882)  $  (384,375)
                                                      ===========   ===========

As a result of this sale, the Company operates in one business segment.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

      Sales and Contract Revenues and Related Costs - Antennas

Antenna Products Corporation manufactures and markets standard and custom antennas, guyed and self-supported towers, support structures, masts and communication accessories worldwide. Customers include the U.S. Government, military and civil agencies, U.S. Government prime contractors and commercial clients. Examples of Antenna Products Corporation's U.S. Government supplied products include ground to air collinear antennas, instrument landing antennas and towers, fixed system multi-port antenna arrays, tactical quick erect antennas and masts, shipboard antenna tilting devices, transport pallets, surveillance antennas, antenna rotators, positioners and controls, and high power broadcast baluns. Examples of the Company's commercial products (Phazar Antenna Corp.) include panel, sector, omnidirectional and closed loop PCS antennas; automatic meter reading (AMR), cellular, paging and yagi antennas, guyed towers and self supported towers.

Antenna Products Corporation is primarily a build to order company. As such, most orders are negotiated firm fixed-price contracts. Most commercial contracts are single order and single delivery firm fixed-price contracts. Some government contracts are multi-year performance with established option dates with a predetermined escalated price for delivery in that outyear. These types of contracts can be valid from two to five years. Other types of government contracts are called supply contracts where the government buys a particular product and has estimated the quantity required over an expected period. Antenna

Products Corporation has contracts with major prime contractors who negotiate contracts based on large quantities with set escalation rates for future prices. The U.S. Government is attempting to procure more and more products that have commercial equivalents to military standards. These purchases are for off-the-shelf products and, therefore, use credit cards and accept commercial terms and shipping methods. Antenna Products Corporation recognizes an order or resultant sale when official notification is received that an option is being exercised and the order is shipped.

Revenue from short-term contracts calling for delivery of products is recognized as the product is shipped. Revenue and costs under certain long-term fixed price contracts with governments are recognized on the units of delivery method. This method recognizes as revenue the contract price of units of the product delivered during each period and the costs allocable to the delivered units as the cost of earned revenue. Costs allocable to undelivered units are reported in the balance sheet as inventory. Amounts in excess of agreed upon contract price for customer directed changes, constructive changes, customer delays or other causes of additional contract costs are recognized in contract value if it is probable that a claim for such amounts will result in additional revenue and the amounts can be reasonably estimated. Revisions in cost and profit estimates are reflected in the period in which the facts requiring the revision become known and are estimable. Losses on contracts are recorded when identified.

      Inventories

Inventories are stated at the lower of first-in, first-out cost or market, net of any applicable progress payments.

      Property and Equipment

Property and equipment are recorded at cost and depreciated by the straight-line method over the expected useful lives of the assets. Expenditures for normal maintenance and repairs are charged to income, and significant improvements are capitalized. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and the net amount, less proceeds from disposal, is charged or credited to income.

      Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

      Income Taxes

The Company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109) which utilizes the asset and liability method of computing deferred income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The current and deferred tax provision is allocated among the members of the consolidated group on the separate income tax return basis.

      Research and Development Costs

Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged for the years ended May 31, 2003 and 2002 were approximately $207,000 and $273,000, respectively.

      Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and certificates of deposit with original maturities of three months or less.

      Stock-based Employee Compensation

The Company accounts for stock based compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", which requires compensation cost to be measured at the date of grant based on the intrinsic value of the options granted. The intrinsic value of an option is equal to the difference between the market price of the common stock on the date of grant and the exercise price of the option. No stock options were granted in 2003 or 2002 therefore there were no pro-forma effects on earnings to disclose using the fair value method under FASB 148.

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", which provides for an alternative measure of compensation cost based on the fair value of the options granted. The fair value of an option is based on the intrinsic value as well as the time value of the option. The Company has adopted the disclosure provisions of SFAS No. 123.

      Shares, Per Share Data, Earnings Per Share, and Stock Split, and Common Stock Par Value

Earnings per share are computed by dividing net income available for common stock by the weighted average number of common shares outstanding during the year. Weighted average shares outstanding were 2,177,613 and 2,171,836 for the years ended May 31, 2003 and 2002, respectively. Stock options outstanding at May 31, 2003 and 2002 were not included in earnings per share because their effect would be anti-dilutive.

      New Accounting Pronouncements

In June 2001 the Financial Accounting Standards Board (FASB) issued SFAS No. 142 "Goodwill and Other Intangible Assets". This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized. Goodwill and intangible assets that have indefinite useful lives will no longer be amortized but rather will be tested at least annually for impairment by comparing to fair value. Goodwill amortization expense for each of the years ended May 31, 2003 and 2002 was $0 and $36,471, respectively. The goodwill was included in the assets purchased by Phaero LLC on May 31, 2003.

In July 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized. The standard is effective for the Company for the fiscal year ending May 31, 2004, but earlier adoption is encouraged. The Company does not believe the adoption of this standard will have a material impact on the Company's financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 liabilities related to an exit or disposal activity will be recognized when the liability has been incurred instead of recognizing the liability at the date of an entity's commitment to an exit plan. The standard is effective for the Company for any exit or disposal activities initiated after December 31, 2002, but earlier adoption is encouraged. The adoption of this standard did not have an impact on the Company's financial statements.

The FASB has issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, which amends the disclosure requirements of SFAS No.123. The statement provides alternative methods of transition for voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted this statement.

NOTE 4. INVENTORIES

The major components of inventories are as follows:

                                                            2003         2002
                                                        ----------    ----------

      Raw materials ................................    $  791,375    $  810,611
      Work in process ..............................       559,965       718,448
      Finished goods ...............................       339,376       487,661
                                                        ----------    ----------

                                                        $1,690,716    $2,016,720
                                                        ==========    ==========

Certain allocable overhead costs such as depreciation, insurance, property taxes and utilities are included in inventory based upon percentages developed by the Company. The aggregate amount of these costs included in inventory during the years ended May 31, 2003 and 2002 were $554,806 and $644,891, respectively.

All of the above stated inventories are that of the operating Subsidiary, Antenna Products Corporation. No other Subsidiaries carry inventory.

NOTE 5. PROPERTY AND EQUIPMENT

The following is a summary of the Company's property and equipment at May 31:

                                            Estimated
                                           Useful Life      2003          2002
                                           -----------   ----------   ----------

      Land .............................                 $  375,136   $  375,136
      Buildings and improvements .......   15-30 years    1,873,217    1,873,217
      Machinery and equipment ..........      10 years    3,187,501    3,156,198
      Automobiles and equipment ........       3 years      106,898      104,828
      Office furniture and fixtures ....      10 years      590,438      590,438
                                                         ----------   ----------
      Less accumulated depreciation ....                  6,133,190    6,099,817
      Net property and equipment .......                  4,623,408    4,362,300
                                                         ----------   ----------

                                                         $1,509,782   $1,737,517
                                                         ==========   ==========

NOTE 6. INTANGIBLE ASSETS

                                                                   2003          2002
                                                                ---------     ---------
Included in intangible assets at May 31 are the following:
  Noncompete agreements (Phazar Antenna Corp.) ...........      $  60,000     $  60,000
  Patents, copyrights and other ..........................        389,593       389,593
                                                                ---------     ---------
       intellectual property (Phazar Antenna Corp.) ......        449,593       449,593
  Accumulated amortization ...............................       (264,563)     (168,337)
                                                                ---------     ---------

                                                                $ 185,030     $ 281,256
                                                                =========     =========

Patents, copyrights and other intellectual property are being amortized on the straight-line basis over a weighted average five-year period. Non-compete agreements are being amortized on the straight-line basis over weighted average three and one third year contractual basis.

Aggregate amortization expense for the year ended May 31, 2003 was $96,226. Aggregate amortization expense for each of the next five years are as follows:

                  2004     $95,600
                  2005      83,180
                  2006       6,250

NOTE 7. NOTES PAYABLE

At May 31, 2003 and 2002, notes payable consist of a revolving note payable to a bank, with a maximum amount not to exceed the lesser of $2,000,000 or a calculated borrowing base determined by a formula based upon the amount of certain qualified receivables and inventories as defined in the loan agreement. Amounts available under the revolving note at May 31, 2003 and 2002 were $681,000 and $519,000, respectively.

Interest is payable monthly at the prime rate (4.25% and 4.75% at May 31, 2003 and 2002, respectively) plus 1% until September 30, 2003, when any unpaid principal and interest shall be due. Borrowings under the revolving note payable are collateralized by accounts receivable and inventories and are guaranteed by a principal shareholder. Under the agreement, the Company must maintain minimum net worth of $2,000,000 and working capital of $1,000,000.

NOTE 8. LONG-TERM DEBT

At May 31, 2003 and 2002, long-term debt consists of the following:

                                                                                  2003         2002
                                                                                --------     --------
      Mortgage note to a bank, guaranteed 80% by a U.S. government agency, payable $10,050 per month, including interest at the prime rate (4.25%
      and 4.75% at May 31, 2003 and 2002, respectively) plus 0.5% (matures
      September 11, 2011); collateralized by certain real estate, fixtures and assignment of life insurance policy with a principal shareholder
      The note is also guaranteed by a principal shareholder and the Company is required to maintain certain covenants including $1,000,000 in working capital and a ratio of maximum debt to net worth of seven to one.  The Company was in compliance with these covenants at May 31,
      2003 and 2002                                                             $695,523     $755,029

      Less current portion of long-term debt                                      63,804       59,503
                                                                                --------     --------
                                                                                $631,719     $695,526
                                                                                ========     ========

Maturities of long-term debt for each of the five years subsequent to May 31, 2003 are as follows:

      2004......................................................       $ 63,804
      2005......................................................         68,416
      2006......................................................         73,362
      2007......................................................         78,665
      2008......................................................         84,352
      Thereafter................................................        326,924
                                                                       --------
                                                                       $695,523
                                                                       ========

NOTE 9. INCOME TAXES

      Components of the income tax provision (benefit) are as follows:

                                                                            2003           2002
                                                                          ---------     ---------
          Federal income taxes (benefit) at statutory rate
              on income before income taxes .........................     $ 132,544     $(411,506)

      State income taxes statutory rate .............................         6,315            --

      Non-deductible expenses and other .............................           (60)       (5,607)
                                                                          ---------     ---------

      Total provision (benefit) .....................................     $ 138,799     $(417,113)
                                                                          =========     =========

      Deferred portion (benefit) of provision .......................     $ 132,484     $(308,170)
        Current portion (benefit) of provision ......................         6,315      (108,943)
                                                                          ---------     ---------

        Total provision (benefit ....................................     $ 138,799     $(417,113)
                                                                          =========     =========

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                             2003           2002
                                                                          ---------      ---------
      Deferred tax assets:
              Accounts receivable due to allowance for doubtful
              Accounts ..............................................     $   2,388      $   2,388
              Accrued expenses, due to warranty accrual .............        10,200         10,200
              Accrued expenses, due to vacation accrual .............        25,299         27,546
              Accrued expenses due to bonus accrual .................        33,320             --
              Intangible assets, due to difference in amortization ..        55,929         37,127
              Net operating loss carryforward .......................       133,407        102,823
                                                                          ---------      ---------

        Total deferred tax assets ...................................       260,543        180,084
                                                                          =========      =========

              Deferred tax liabilities:

              Property and equipment, principally due to
                 difference in depreciation .........................      (173,175)      (223,656)
                                                                          ---------      ---------

              Total deferred tax liability ..........................      (173,175)      (223,656)
                                                                          ---------      ---------

              Net deferred tax asset (liability) ....................     $  87,368      $ (43,572)
                                                                          =========      =========

      The net deferred tax liabilities are classified on the balance sheet as follows:

               Current deferred tax assets ..........................     $  71,207      $ 142,957
               Long-term deferred tax assets ........................        16,161             --
               Long-term deferred tax liabilities ...................            --       (186,529)
                                                                          ---------      ---------

                                                                          $  87,368      $ (43,572)
                                                                          =========      =========

      The Company has a net operating loss carryforward of approximately $392,000 that expires in 2022.

NOTE 10. COMMITMENTS AND CONTINGENCIES

The Company has adopted an employee profit sharing plan under Section 401(k) of the Internal Revenue Code. All employees with a minimum of one year of employment are eligible to participate. The Company will match employee contributions for an amount up to 3% of each employee's salary if certain earnings requirements are met. Contributions are invested at the direction of the employee in one or more funds. Company contributions vest after three years of service. Company contributions amounted to $-0- for both years ended May 31, 2003 and 2002.

      Concentration of Credit Risk

The Company deposits its cash primarily in deposit accounts with major banks. Certain cash deposits may occasionally be in excess of federally insured limits. The Company has not incurred losses related to its cash.

The Company sells many of its products to the U.S. Government, both military and civil agencies, and prime contractors. Although the Company might be directly affected by the well being of the defense industry, management does not believe significant credit risk exists at May 31, 2003.

Ongoing credit evaluations of customer's financial condition are performed and, generally, no collateral is required. The Company maintains reserves for potential credit losses and such losses have not exceeded management's expectations.

      Fair Value of Financial Instruments

The following disclosure of the estimate fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined by the Company, using available market information and appropriate valuation methodologies.

The fair value of financial instruments classified as current assets or liabilities including cash and cash equivalents, receivables and accounts payable approximate carrying value due to the short-term maturity of the instruments. The fair value of short-term and long-term debt approximate carrying value based on their effective interest rates compared to current market rates.

      Operating Leases

The Company leases a building and software under two noncancelable operating lease arrangements. Rent expense under these lease agreements during the years ended May 31, 2003 and 2002 was $77,265 and $75,605, respectively. Future minimum lease obligations under the lease agreement are as follows:

                  2004                       $67,537
                  2005                        29,264
                  2006                             0
                                             -------
                                             $96,801
                                             =======

The building lease agreement for property in Ronkonkoma, New York will expire in 2004 and will not be renewed. The software lease agreement will be paid in full in 2005.

      Legal Proceedings

The Company is currently involved in litigation with three former employees. Management believes the lawsuits are without merit and will not have a material impact on the financial statements and intends to vigorously defend against them.

NOTE 11. STOCK OPTIONS

In 1999, the Board of Directors approved a stock option plan that provided the option to purchase 60,000 shares at $2.00 to Clark D. Wraight, an officer of the Company. The plan has an expiration date of March 31, 2006 or the earlier of the officer's last day of employment.

In 2000, Phazar's Board of Directors granted a stock option to purchase 75,000 shares at $2.00 per share to Steve Schineler, an employee of the Phazar. The options have an expiration date of November 20, 2007 or the employee's last day of employment, if earlier.

During the years ended May 31, 2003 and 2002, the Board of Directors did not grant any stock options.

A summary of the status of the Company's stock option plans as of May 31, 2003 and 2002 and changes for the years then ended are as follows:

                                                                                                 Weighted
                                                                                                  Average
                                                                                  Shares       Exercise Price
                                                                                ----------     --------------
            Outstanding at May 31, 2001 .................................          488,000       $      2.16
                 Granted ................................................               --                --
                 Exercised ..............................................               --                --
                 Forfeited ..............................................            8,000              2.47
                                                                                ----------

            Outstanding at May 31, 2002 .................................          480,000              2.15
                 Granted ................................................               --                --
                 Exercised ..............................................               --                --
                 Forfeited ..............................................          345,000              2.21
                                                                                ----------       -----------

            Outstanding at May 31, 2003 .................................          135,000       $      2.00
                                                                                ==========       ===========

                                                                                    2003              2002
                                                                                    ----              ----
            Exercisable at May 31 .......................................          110,250           198,600
                                                                                ==========       ===========

            Weighted average fair value of options granted during
              the year ..................................................       $        0       $         0
                                                                                ==========       ===========

            Weighted average remaining contractual life (in years)
              2001 and 2000 plans respectively ..........................              4.5               2.8
                                                                                ==========       ===========

NOTE 12 Product Warranties

Phazar's management estimates accrued warranty expense based on warranty work received but not performed and on analysis of historical trends including actual expense as a percent of sales.

      Changes in accrued warranty liability for the years ended May 31, are as follows:

      Beginning balance                           $ 30,000       $ 30,000
      Cost incurred for rework                     (31,092)       (27,389)
      Accrual for current year estimate             30,000         30,000
      Change in accrued estimate                     1,092         (2,611)
                                                  --------       --------
      Ending balance                              $ 30,000       $ 30,000

--------------------------------------------------------------------------------

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any additional or different information. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. This prospectus should not be considered an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                               -------------------

                                 500,000 SHARES

                                  COMMON STOCK

                               -------------------

                                   PROSPECTUS

                               -------------------

                                 APRIL ___, 2004

--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

     All expenses in connection with the issuance and distribution of the securities being registered for sale, other than discounts and commissions, will be paid by the registrant. The following is an itemized statement of these costs and expenses. All amounts are estimates except the Securities and Exchange Commission registration fee.

               SEC registration fee                 $         246
               Printing and engraving               $       3,000
               Legal fees and expenses              $      10,000
               Accounting fees and expenses         $      10,000
                                                    -------------
               Total                                $      23,246

Item 15.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by such section.

     The registrant's by-laws provide for the indemnification of directors and officers to the fullest extent permissible under Delaware law. The registrant's by-laws also mandate advancement of indemnifiable expenses for its directors and officers upon receipt of an undertaking from the affected director or officer to repay all amounts of advanced expenses if the director or officer is ultimately determined not to be entitled to indemnification for those expenses.

     The registrant's by-laws also provide that the board of directors has the power on behalf of the registrant to indemnify the registrant's employees and other agents and to pay their expenses in advance of final disposition of any proceeding.

     The registrant has entered into indemnification agreements with most of its directors and executive officers and intends to enter into indemnification agreements with any new directors and executive officers in the future.

     Section 102(b)(7) of the Delaware General Corporation Law gives a Delaware corporation the power to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of directors to the corporation or its stockholders for breach of fiduciary duty as directors, but the provision may not eliminate or limit the liability of directors for:

     o any breach of the director's duty of loyalty to the corporation or its stockholders;

     o any acts or omissions not in good faith or that involves intentional misconduct or a knowing violation of law;

     o any payment of a dividend or approval of a stock purchase that is illegal under Section 174 of the Delaware General Corporation Law; or

     o any transaction from which the director derived an improper personal benefit.

     Article SEVENTH of the registrant's certificate of incorporation limits its directors' liability to the maximum extent permitted by the Delaware General Corporation Law. No amendment to or repeal of the provisions of Article SEVENTH shall apply to or have any effect on the liability or the alleged liability of any director of the registrant with respect to any act or failure to act of such director occurring prior to such amendment or repeal. A principal effect of Article SEVENTH is to limit or eliminate the potential liability of the registrant's directors for monetary damages arising from breaches of their duty of care, unless the breach involves one of the four exceptions described above. Article SEVENTH does not prevent stockholders from obtaining injunctive or other equitable relief against directors.

     Section 145 of the Delaware General Corporation Law also affords a Delaware corporation the power to obtain insurance on behalf of its directors and officers against liabilities incurred by them in those capacities. The registrant has directors' and officers' liability insurance that covers matters, including matters arising under the Securities Act of 1933.

Item 16. Exhibits

     See Index of Exhibits on page II-4.

Item 17. Undertakings

     (a) The undersigned registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

              (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

              (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Falls Church, Commonwealth of Virginia, on April 5, 2004.

                                                  YDI WIRELESS, INC.


                                                  By:   /s/ Robert E. Fitzgerald
                                                    ----------------------------
                                                  Robert E. Fitzgerald
                                                  Chief Executive Officer

     Each person whose signature appears below hereby constitutes and appoints each of Robert E. Fitzgerald and Patrick L. Milton his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his own name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and other amendments and supplements thereto) to this registration statement on Form S-2 and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing as he could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-2 has been signed by the following persons in the capacities and on the dates indicated:

         Signature                        Title                        Date
         ---------                        -----                        ----

/s/ Robert E. Fitzgerald   Chief Executive Officer and Director    April 5, 2004
------------------------
Robert E. Fitzgerald       (principal executive officer)

/s/ Patrick L. Milton      Chief Financial Officer and Treasurer   April 5, 2004
------------------------
Patrick L. Milton          (principal financial and accounting
                           officer)

/s/ Carol B. Armitage      Chairperson of the Board of Directors   April 5, 2004
------------------------
Carol B. Armitage

/s/ Ralph Peluso           Director                                April 5, 2004
------------------------
Ralph Peluso

/s/ Gordon D. Poole        Director                                April 5, 2004
------------------------
Gordon D. Poole
/s/ Daniel A. Saginario    Director                                April 5, 2004
------------------------
Daniel A. Saginario

/s/ Robert A. Wiedemer     Director                                April 5, 2004
------------------------
Robert A. Wiedemer

/s/ Michael F. Young       Director                                April 5, 2004
------------------------
Michael F. Young



                                      II-3
<

                                INDEX OF EXHIBITS

Exhibit
 Number                      Description of Document
--------                     -----------------------
     2.1 Agreement and Plan of Merger by and among the Registrant, Stun Acquisition Corporation, and Phazar Corp dated as of October 30, 2003(1)

     2.2 Amendment No. 1 to Agreement and Plan of Merger among the Registrant, Stun Acquisition Corporation, and Phazar Corp dated as of April 1, 2004

     3.1 Certificate of Incorporation of the Registrant as filed with the Delaware Secretary of State on May 5, 2003(2)

     3.2 Certificate of Merger of Telaxis Communications Corporation with and into YDI Wireless, Inc. as filed with the Delaware Secretary of State on July 7, 2003(2)

     3.3   By-laws of the Registrant(2)

     4.1 Form of certificate evidencing ownership of common stock of the Registrant(2)

     4.2 Rights Agreement by and between the Registrant and Registrar and Transfer Company, as Rights Agent dated as of May 18, 2001(3)

     4.3 Amendment No. 1 to Rights Agreement by and between the Registrant and Registrar and Transfer Company, as Rights Agent dated as of September 9, 2002(4)

     4.4 Amendment No. 2 to Rights Agreement by and between the Registrant and Registrar and Transfer Company, as Rights Agent dated as of March 17, 2003(5)

     4.5 Amendment No. 3 to Rights Agreement by and between the Registrant and Registrar and Transfer Company, as Rights Agent dated as of May 15, 2003(6)

     5.1   Opinion of Foley Hoag LLP

     10.1  Incentive Stock Option Plan of 1986 of the Registrant(7)

     10.2  1987 Stock Plan of the Registrant(7)

     10.3  1988 Stock Plan of the Registrant(7)

     10.4  1996 Stock Plan of the Registrant(7)

     10.5  1997 Stock Plan of the Registrant(7)

     10.6  1999 Stock Plan of the Registrant(7)

     10.7  2001 Nonqualified Stock Plan of the Registrant(8)

     10.8  Young Design, Inc. 2002 Stock Incentive Plan (9)

     10.9 Form of Indemnification Agreement, a substantially similar version of which was entered between the Registrant and each of its officers and directors(10)

     10.10 Agreement and Plan of Merger by and between Telaxis Communications Corporation and Young Design, Inc. dated as of March 17, 2003(5)

     10.11 Agreement and Plan of Merger and Reincorporation by and between Telaxis Communications Corporation and YDI Wireless, Inc. dated as of June 23, 2003(11)

     10.12 Employment Agreement by and between Young Design, Inc. and Robert E. Fitzgerald dated as of March 1, 1999(6)

     10.13 Employment Agreement by and between Young Design, Inc. and Michael F. Young dated as of March 1, 1999(6)

     10.14 Employment Agreement by and between the Registrant and John L. Youngblood dated as of December 19, 2000(12)

     10.15 Amendment 1 to Employment Agreement by and between the Registrant and John L. Youngblood dated as of January 24, 2003(13) Exhibit Number Description of Document

Exhibit
 Number                      Description of Document
--------                     -----------------------
     10.16 Separation Agreement and General Release by and between the Registrant and John L. Youngblood dated October 1, 2003(14)

     10.17 Employment Agreement by and between the Registrant and Dennis C. Stempel dated as of December 19, 2000(12)

     10.18 Amendment 1 to Employment Agreement by and between the Registrant and Dennis C. Stempel dated as of August 29, 2002(15)

     10.19 Amendment 2 to Employment Agreement by and between the Registrant and Dennis C. Stempel dated as of January 24, 2003(13)

     10.20 Separation Agreement and General Release by and between the Registrant and Dennis C. Stempel dated September 15, 2003(14)

     10.21 Employment Agreement by and between the Registrant and David L. Renauld dated as of December 19, 2000(12)

     10.22 Amendment 1 to Employment Agreement by and between the Registrant and David L. Renauld dated as of August 29, 2002(15)

     10.23 Amendment 2 to Employment Agreement by and between the Registrant and David L. Renauld dated as of January 24, 2003(13)

     10.24 Employment Agreement by and between the Registrant and Kenneth R. Wood dated as of December 19, 2000(12)

     10.25 Amendment 1 to Employment Agreement by and between the Registrant and Kenneth R. Wood dated as of January 24, 2003(13)

     10.26 Employment Agreement by and between the Registrant and Stephen L. Ward dated as of July 17, 2001(8)

     10.27 Letter agreement by and between the Registrant and Stephen L. Ward dated January 9, 2003(13)

     10.28 Lease Agreement by and between Young Design, Inc. and Merry Fields, LLC dated as of August 24, 2000(6)

     10.29 Lease by and between the Registrant and O'Leary-Vincunas LLC dated November 1, 2000(12)

     10.30 First Amendment to Lease by and between the Registrant and O'Leary-Vincunas LLC dated January 20, 2003(13) 10.31 Indemnification Agreement by and among the Registrant, Merry Fields, LLC, Concorde Equity, LLC, and Michael F. Young dated as of March 17, 2003(5)

     10.32 Fourth Amended and Restated Registration Rights Agreement dated September 17, 1999(16)

     10.33 Registration Rights Agreement by and between the Registrant and Boston Federal Savings Bank dated August 20, 1999(7)

     10.34 Purchase Agreement by and between the Registrant and Massachusetts Technology Development Corporation dated June 1988(16)

     10.35 First Amendment to the Purchase Agreement by and between the Registrant and Massachusetts Technology Development Corporation dated December 28, 1988(17)

     10.36 Second Amendment to the Purchase Agreement by and between the Registrant and Massachusetts Technology Development Corporation dated June 17, 1999(17)

     10.38 Lease by and between the Registrant and The Irvine Company dated as of March 1, 2004

     10.37 Stock Purchase Agreement by and between the Registrant and MTB Investment Advisors, Inc. dated as of December 5, 2003(18)

     21.1  Subsidiaries of the Registrant (19)

     23.1  Consent of BDO Seidman, LLP, Independent Accountants

Exhibit
 Number                      Description of Document
--------                     -----------------------

     23.2 Consent of Fitzgerald, Snyder & Co., P.C. (formerly Hoffman, Fitzgerald & Snyder, P.C.), Independent Accountants

     23.3 Consent of Weaver and Tidwell, LLP, Independent Accountants


     24.1 Power of Attorney (included on the signature page)

     99.1 Investor Agreement by and between the Registrant and Concorde Equity, LLC dated as of March 17, 2003(5)


     99.2 Investor Agreement by and between the Registrant and Michael F. Young dated as of March 17, 2003(5)

--------

All non-marked exhibits listed above are filed herewith.

     (1)   Included as Annex A to the proxy statement/prospectus included in
           Part I of this Registration Statement.

     (2) Incorporated herein by reference to the same-numbered exhibit to Form 10-Q filed with the SEC on August 14, 2003.

     (3) Incorporated herein by reference to the exhibits to Form 8-K filed with the SEC on May 21, 2001.

     (4) Incorporated herein by reference to the exhibits to Form 8-K filed with the SEC on September 12, 2002.

     (5) Incorporated herein by reference to the exhibits to Form 8-K filed with the SEC on March 20, 2003.

     (6) Incorporated herein by reference to the exhibits to Form 10-Q filed with the SEC on August 14, 2003.

     (7) Incorporated herein by reference to the exhibits to Form S-1 filed with the SEC on September 27, 1999 (File No. 333-87885).

     (8) Incorporated herein by reference to the exhibits to Form 10-Q filed with the SEC on August 10, 2001.

     (9) Incorporated herein by reference to the exhibits to Form S-8 filed with the SEC on April 11, 2003 (File No. 333-104481).

     (10) Incorporated herein by reference to the exhibits to Form 10-Q filed with the Commission on November 14, 2000.

     (11) Incorporated herein by reference to the exhibits to Form 8-K filed with the SEC on July 16, 2003.

     (12) Incorporated herein by reference to the exhibits to Form 10-K filed with the SEC on March 28, 2001.

     (13) Incorporated herein by reference to the exhibits to Form 10-K filed with the SEC on March 31, 2003.

     (14) Incorporated herein by reference to the exhibits to Form 10-Q filed with the SEC on November 10, 2003.

     (15) Incorporated herein by reference to the exhibits to Form 10-Q filed with the SEC on November 14, 2002.

     (16) Incorporated herein by reference to the exhibits to Amendment No.1 to Form S-1 filed with the SEC on October 15, 1999 (File No. 333-87885).

     (17) Incorporated herein by reference to the exhibits to Amendment No.2 to Form S-1 filed with the SEC on December 21, 1999
           (File No. 333-87885).

     (18) Incorporated herein by reference to the exhibits to Form 8-K filed with the SEC on December 10, 2003.

     (19) Incorporated herein by reference to the exhibits to Form S-4 filed with the SEC on December 12, 2003 (File No. 333-111110).